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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Fuji Heavy Industries Ltd.**

*CURRENT ADDRESS **Subaru Building, 7-2 Nishi-Shinjuku 1-chome, Shinjuku-ku Tokyo, 160-8316, Japan**

**FORMER NAME

**NEW ADDRESS

3-31-03

FILE NO. **82-1132** FISCAL YEAR **2003**

* Complete for initial submissions only ** Please note name and address changes

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OICF / BY: S. Min

DATE:07/20/05

FUJI HEAVY INDUSTRIES LTD.

For the year ended March 31, 2003


Value Driven by High Performance

SUBARU

1992 Subaru Vivio launched



Fuji Heavy Industries Adopts Subaru's Six-Star Emblem as New Corporate Symbol

— New logo aims to increase Subaru brand awareness and reshape corporate values —

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, announced its decision to adopt the 6-star ("mutsuraboshi") Subaru automobile emblem design as its new corporate symbol. Effective July 15, 2003, which is the 50th anniversary of the company's founding, FHI introduced its new corporate symbol as well as a new logo design that employs the current SUBARU logo typeface. The company has begun using both the new symbol and logo to further fortify its brand image and awareness on a global basis.

Through the use of the 6-star corporate symbol and logo, FHI plans to project a more cohesive, solidified brand image among various industrial divisions in the FHI group, and to further raise brand awareness globally. In addition, FHI aims to improve its corporate values by capitalizing on the synergy between its automotive and non-automotive businesses. By widespread sharing of a unified corporate logo, synergy will be further enhanced among its automotive, aerospace, industrial, and eco technologies divisions, which share such Subaru traits as high quality, trustworthiness, social responsibility, and environmental friendliness.

...and Inspiration



Disclaimer Regarding Forward-Looking Statements

Statements herein concerning plans and strategies, expectations or projections about the future, FHI's ... with regard to various management issues, and other statements, except for historical facts, are forward-looking statements. These forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those anticipated. These uncertainties include, but are not limited to, general economic conditions, demand for and prices of FHI's products, FHI's ability to continue to develop and market advanced products, and currency exchange rates.

FHI disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTENTS

The key elements we considered in developing the new Legacy models were to achieve safety in all driving conditions and to provide attractive design and packaging, while at the same time responding to the demands of the current social environment. We developed the new Legacy from a new, comprehensive perspective, based on the fundamental functions of "driving, turning, and stopping." We want people to stop, look, and think—"Japan now has the Legacy."



A Global Player with a Premium Brand


Moving Toward Our Goals

Kyoji Takenaka
President and CEO

Fiscal 2003, ended March 31, 2003, was the first year of our Fuji Dynamic Revolution-1 (FDR-1) medium-term business plan, which runs through fiscal 2007. In fiscal 2003, Fuji Heavy Industries Ltd.'s consolidated net sales rose to ¥1,372.3 billion, a moderate increase of 0.7% from the previous fiscal year, making it the second straight year that sales have [illegible] at the highest levels in FHI's history. Even as operating income decreased 23.7% compared with the previous fiscal year, to ¥67.5 billion, the ratio of operating income to net sales was 4.9%, exceeding our target of 4.5% for the first year of FDR-1. Net income posted a gain of 10.6% from the previous fiscal year, rising to ¥33.4 billion.

What Differentiates Us?

Operating income declined mainly because of our proactive investments in development programs aimed at positioning the Company as "a global player with a premium brand." Accordingly, we are convinced FHI overall is proceeding on track toward its objectives under FDR-1. Initiatives to consolidate our corporate positioning during fiscal 2003 included promotion of management system reforms, measures to enhance staff motivation and awareness, and activities to strengthen manufacturing, sales, and service capabilities in our automobile business as well as withdrawal from the bus and rail car manufacturing business. Moreover, the long-awaited introduction of our new Legacy models in May 2003 added momentum to our transformation, showing we are moving toward our goals at full speed. In fiscal 2004, as FHI celebrates the 50th anniversary of its establishment, we will clearly demonstrate the direction we are heading under FDR-1 both in Japan and overseas.

Establishing a Global Presence as a Japanese Brand

Since taking office as President of FHI, I always reflect about how to best position the Subaru brand. My principal concern is clearly defining the international course of development for FHI, which accounts for 1% of the world automobile market, as realignments in the automobile industry accelerate around the world.

Under FDR-1, we set the goal of becoming "a global player with a premium brand." With this as our medium- to long-term vision, we decided to establish a strong position in our core automobile business through all phases of our operations, from production to sales, R&D, and service, as a corporate group offering a brand recognized by customers worldwide for their unique value and reliability. In other words, precisely because our share of the global automobile market is 1%, our strategy must be to create, develop and present a distinctive brand value to the world.

To date, FHI's product strategy has been to refine the distinctive aspects of its core technology portfolio. However, we are aware that this strategy alone will be insufficient to capture the full spirit of the increasingly diverse and sophisticated values and desires of our customers. While remaining committed to improvements in technology and quality, we know we must also work to achieve progressively higher goals in all aspects of our business operations, or we will be unable to provide the value that customers want. The underlying philosophy of FDR-1 is the creation of a consistent brand image from Japan to the world stage.

Premium Value Unique to Subaru

As deflationary trends unfold internationally, there are signs that manufacturers are overly concerned with near-term developments and lack a precise understanding of what customers are really thinking. For example, in the United States, the market is influenced more by sales incentives and other conditions than by the attractiveness of the products themselves. At the same time, consumers still have a deep-seated desire for the "real thing" regardless of the price, so we see a bipolarization of the market—one group of consumers is willing to pay for top quality while the other chooses products based on more practical criteria. For that reason, each corporation must decide whether its strategy will be to compete on the basis of price or on the basis of value. The choice for Subaru is clear. Its only answer is to focus its core competencies on the requirements of well-defined market segments and offer more and more outstanding products.

The introduction of the new Legacy models is the starting point for the new FHI, and they will serve as the global center-piece of our product portfolio. Advancing toward this turning point, we have implemented the following initiatives to consolidate our corporate position.

The central focus of our product development activities is the reform of our design capabilities. While continuing to enhance our core technologies, including the horizontally-opposed ("boxer") engine, the key to building brand equity will be to lay claim to world-class design. It is expected that such a comprehensive transformation in automobile design will require from three to five years. The approach encompasses more than just "improvements" and must come from a commitment to fundamentally re-think Subaru's design culture from its very foundations. One aspect of this initiative will include reassessing our design vision from a new perspective through a global infusion of new blood.

In production activities, we must go beyond reducing the cost of parts and components and work to boost cost-competitiveness by examining the processes giving rise to the composition of costs. Beginning with upstream design and development, we will then examine the downstream processes of sales and service, before continuing on to joint back-office divisions. To undertake this in-depth analysis of costs, we instituted our Cost Structure Revolution-1 (CSR-1) program in the fall of 2002. As a result of these CSR-1 activities, we were able to report an increase in operating income of ¥5.5 billion and a gain in net income of ¥9.4 billion.

In May 2003, to increase the competitiveness of our minicars, we made further progress toward rationalization by combining our passenger vehicle and commercial vehicle production lines.

In our sales activities, we began to refurbish our dealer showrooms in 2001 and had completed approximately half of them by the end of fiscal 2003. Along with these programs, we have

How We Are Changing

Performance Overview (Billions of yen)

	Plan of FDR-1		
	FY2003	FY2004	FY2007
Automotive Sales Volume (thousand units)	575	615	760
Net Sales	1,390.0	1,420.0	1,840.0
Operating Income	62.0	51.0	110.0
Net Income	24.0	23.0	57.0
Depreciation	49.0	52.0	68.0
Capital Investment	79.0	99.0	59.0
R&D Expenses	65.0	65.0	69.0
Interest Bearing Debt	400.0	430.0	380.0
Exchange Rate (¥/$)	125	115	115

We will not change our final target.

	Actual Results of FY2003	Forecast for	
		FY2004	FY2007
Automotive Sales Volume (thousand units)	**555**	575	760
Net Sales	**1,372.3**	1,450.0	1,840.0
Operating Income	**67.5**	68.7*	110.0
Net Income	**33.4**	35.0	57.0
Depreciation	**48.8**	54.0	68.0
Capital Investment	**64.6**	97.0	59.0
R&D Expenses	**60.1**	63.0	69.0
Interest Bearing Debt	**389.1**	400.0	380.0
Exchange Rate (¥/$)	**123**	118	115

* including amortization of consolidation adjustment of ¥6.7 billion

implemented education programs for sales personnel and are working to enhance the quality of service. We also introduced the Partner 21 system to provide integrated assistance to our sales dealers such as new car sales, after services.

In addition to these measures to consolidate our corporate foundation, we have introduced our new Legacy flagship models and are aiming to build brand equity through the synergies among these various initiatives.

How FDR-1 Is Transforming Our Corporate Culture

As we move along with the implementation of FDR-1, two important themes are reforming our corporate culture and the motivation and awareness of each staff member. As seems to be common in organizations that reach a certain scale, individual units of the FHI organization thus far have tended to pursue what seems optimal for them, and we have sometimes not paid enough attention to what is optimal for the Company as a whole. To overcome this, we have formed the Subaru Strategy Development Division to take the initiative in implementing structural management reforms on a cross-divisional basis. This new unit has begun to make priority allocations of corporate resources based on the principles of selection and concentration.

As a result, we have begun to transform our corporate culture in areas where individual organizational units tended to set their own directions by deciding on a single comprehensive direction for the Company as a whole. We believe this attitude is having a major positive effect on the motivation and awareness of everyone at FHI. For example, the Aerospace Company was in effect overshadowed by FHI's automotive business and had in fact lost some momentum. But thanks to the start-up of FDR-1, we returned to the roots of FHI's aerospace business to target synergies between automobile and aerospace activities, and, after hammering out a long-term vision, we were frankly astonished by the improvement in the motivation of members of the Aerospace Company.

We further believe our design reform will have a major impact on the awareness and motivation of everyone at FHI. Design is something that can be immediately seen and appreciated, and our new designs will enable all our staff to connect clearly with the directions we are heading in terms of quality and manufacturing. A key issue for the next four years of FDR-1 will be how to cultivate these initiatives into solid accomplishments.


W°GZ 5231
New Legacy

Global Enterprise with Key Positions in Japan and the United States

As I have mentioned, FHI must develop a consistent brand presentation all around the world. A substantial portion of our earnings comes from the U.S. market, subjecting our flow of earnings to fluctuations in currency exchange rates. In fiscal 2003, we established our high-performance strategy in the United States, and our unit sales in both Canada and Australia have hit record levels for five years running. As this and other developments suggest, we have made solid progress toward building brand equity for the future in overseas markets overall.

Product Strategies


•Realize strategic product portfolio and brand-building scenario
•Reform organization and design mindset
Brand value
High speed cruising
Next-generation "premium" compact cars (N-PF, N-PS)*
Development of flagship car for North America
Development of new concept minicars
Introduction of premium Legacy
Acceleration
Start
Warm-up
IGN-ON
Revolution in design Developing new design language
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Developing strategies on a global scale

*N-PF: Next-generation new platform N-PS: Next-generation hybrid power source

On the other hand, the event that had the impact of obliging us to rethink our strategy was the dissolution of our joint venture agreement with Isuzu Motors Ltd. In formulating FDR-1, we had anticipated that Isuzu might withdraw from production in the United States but we had not anticipated that our joint venture Subaru-Isuzu Automotive Inc. would become our wholly owned subsidiary by January 2003. Additional costs to be incurred as a result of the pullout by Isuzu will be covered through 2014 by compensation payments from Isuzu. Accordingly, the circumstances assumed under FDR-1 are not expected to change significantly. However, now that both the manufacturing and sales companies have become wholly owned subsidiaries, we must develop new plans as quickly as possible for our U.S. operations to reach the goal of selling 300,000 units annually in North America. At the same time we make our U.S. operations be able to stand on their own, we must restructure these activities as a business oriented to the North American domestic market so they are no longer so heavily influenced by changes in foreign exchange rates.

The product strategies to attain this objective will differ between Japan and the United States. Developing a product portfolio that will have global offerings common to each market as well as products suited to individual markets will be a major key to success. Our global product offerings will include the new Legacy model, which are scheduled to be launched for U.S. market in 2004. Then, in 2005, we plan to introduce a cross-over model focusing on the North American market. Along with these offerings, we will bolster our sales capabilities in North America to enable us to reach our initial target of 160,000 in vehicle production in this region by fiscal 2007.

Strengthening Our Alliance with GM

One objective of the ongoing development of our alliance with General Motors Corporation (GM), which is expected to add a further contribution under our FDR-1 plan, is to increase Subaru's presence within the GM Group. Currently, we are making progress through exchange of technology, personnel, and information, and we have achieved reductions in cost through joint procurement. In addition, as we have worked to establish our high-performance strategy in the United States, GM has contributed greatly in terms of advice regarding environmental issues. We believe the alliance with GM has resulted in important benefits for both partners.

Since the beginning of 2003, in addition to supplying Forester to GM in India, we have worked with Saab on the joint development of its new Saab 9-2 for the North American market, which makes use of the Subaru symmetrical all-wheel-drive (AWD) system. We also have reached agreement to sell Saab vehicles through Subaru dealers in Japan.

Aiming for Proactive Growth in All Internal Companies

As part of its structural management reforms, in June 2002, FHI introduced an internal company system for its non-automotive operations and phased out its bus and rail car manufacturing activities. In the Eco Technologies Company, in addition to supplying small wind turbine generator systems, we have begun R&D for applying our aerospace technology to developing large-scale, wind turbine generator systems.

In the Aerospace Company, a number of projects are coming on stream, including the next generation aircraft development of the PX/CX for the Japan Defense Agency. Under FDR-1, the Aerospace Company's initiatives aimed at becoming "an aircraft company with an international presence" within 10 years are beginning to pick up speed.

Our Industrial Products Company is working to become profitable in fiscal 2004 by strengthening its marketing capabilities as well as reviewing and restructuring its product portfolio.

Our intention is to move forward in implementing our strategy of selection and concentration and promote proactive growth and development in our internal companies.

and Accelerating Progress...

Looking to Future Growth

At FHI's annual general meeting of shareholders held on June 25, 2003, Takeshi Tanaka retired as chairman and CEO to become Senior Corporate Adviser. I, Kyoji Takenaka, assumed the office of CEO and will continue as President. Moreover, to ensure the efficient functioning of the executive officer system, we have delegated authority wherever possible to executive officers and shortened the term of directors from two years to one year. Both of these measures are intended to speed up managerial decision-making. Under this new system, in fiscal 2004, we intend to move forward with the implementation of FDR-1, building on the new Legacy lineup. Looking further ahead, we aim for reaching our targets for 2010 of 10% ROA, a 10% ratio of operating income to net sales, and annual R&D expenditures of ¥100 billion.

In May 2003, with the timely introduction of the new Legacy models, we felt the important meaning that our accumulated vehicle production rose to 2.6 million units. In brief, the goal for the Legacy brand is to create a new sense of excitement. Our mission is to continue to build brand equity based on the appeal of Subaru automobiles, while stepping up our initiatives to boost return on investment and reduce cost so as to continue to enhance corporate value.


LEGAC


K. Takenaka.

Kyoji Takenaka

President and CEO

How Are We Accelerating Transformation Via FDR-1?



Kiyoshi Inoh
Executive Vice President

Just how are we accelerating our transformation to become the kind of company we want to be 10 years from now—A Global Player with a Premium Brand? Specifically, we have formed the SUBARU Strategy Development Division within the automotive business unit and organized a Cross Functional Team that leaps across departmental borders. To implement our comprehensive brand strategy through activities that transcend the existing organization, we selected seven major issues—products, sales, communications, corporate social responsibility (CSR), alliances, personnel development, and new business activities. We then

Subaru Automotive Business Unit

Product Strategy

The key to performance in the Japanese market in fiscal 2003 was how to counter challenging market conditions—in view of the scheduled introduction of model changes in our flagship Legacy lineup in May 2003—with our portfolio of Forester and Impreza models. Regarding passenger cars, the Forester, which underwent a full model change in February 2002, the Impreza, which underwent a big change in November 2002, and, in minicars, the Sambar, which also underwent a big change in September 2002, all reported strong performances. However, conditions in the minicar segment as a whole were tough and, because sales of Legacy models declined 16.9% compared to the previous fiscal year, to 49,000 units, domestic sales as a whole decreased 9.6% from the previous year, to 252,000.

In the U.S. market, in addition to our cross-over strategy of selling SUVs differentiated by being based on a passenger car platform, we are also beginning to implement our high performance car strategy. Following the success of the Impreza WRX introduced in fiscal 2001, we introduced a significantly more powerful model, the Impreza WRX-STI. We also added a turbo-charged Forester and will launch a turbo-charged Baja model only for the North American market. We will introduce a Legacy model with a turbo-charged engine in 2004. These introductions are all in line with our high performance product strategy. The introduction of the Baja, incorporating a turbo-charged engine and representing a major upgrade in product performance is aimed at bolstering sales performance.



In overseas markets other than the United States, the Forester is the mainstay of our product portfolio, and we have built strong brand awareness in Canada and Australia. As these developments suggest, we are making steady progress toward establishing the Subaru brand in overseas markets overall, and sales in fiscal 2003 were up 13.2% from the previous fiscal year, to 196,000 units.

[illegible] these seven issues into some 20 themes, and for about six months beginning in [illegible] 2002, we prepared a range of specific proposals. Through these activities the [illegible] for our transformation advocated by President Takenaka—Individual, Innovative, and Courageous—were spread throughout FHI.

[illegible] summarize the current status of the Subaru Automotive Business Unit and [illegible] we are making toward transformation in the three areas of products, sales, and [illegible]



Subaru B11S

How Are We Accelerating Transformation Via FDR-1?


YPF YPF YPF
SUBARU
SUBARU
WORLD RALLY TEAM
STI Performance
MOTUL
STi
prodrive
PIRELLI

The results of our design renovation are going to speak to the market, and this will be the clear focus of our product strategy going forward.


ST-5184
IMPREZA STi

The Subaru B11S, which we exhibited in the Geneva Motor Show in March 2003, is the first concept car to emerge from our new design system, with President Takenaka participating in the design process right from the concept presentation stage. The B11S features Subaru's characteristic, distinctive ride and is positioned as a high utility package. While the styling is distinctly Japanese, the B11S simultaneously boasts an international and strongly unique look.

Clearly, the Legacy will be our most significant product introduction during the fiscal year 2004. We aimed to offer the new Legacy at a value that would exceed the expectations of the 2.6 million fans who have already owned and know the Legacy.

In the area of minicars, we are scheduled to introduce a newly designed model at the beginning of 2004. This new entry will feature the individuality unique to Subaru models.

In implementing our overseas strategy for new Legacy models, we plan to begin exports to Europe in fall 2003 and then introduce them into the U.S. market in 2004. In the United States, now that SIA has become a



Raising the Bar,

wholly-owned subsidiary of FHI, an urgent issue is introducing high value added products that meet market requirements while expanding unit sales and profitability. To address this issue and build a bipolar product portfolio in Japanese and U.S. markets, we are moving forward with plans for introducing a new multi-passenger cross-over vehicle exclusively for the North American market in 2005. This new product offering will be FHI's first model which is to be developed for North America.

Dynamic Sales Strategy

Our sales and service network is the point of closest interface with our customers and where our comprehensive brand strategy takes on an concrete shape. We are trying to strengthen this network both in domestic and oversea markets. In Japan, beginning in 2001, we have instigated a program to refurbish our dealer showrooms nationwide and are setting up some new dealerships and merging some other dealers. In addition we have started Subaru Shop system for our sub-dealers. There are two types of dealerships, one is Subaru dealer operated directly by FHI subsidiaries and another is called sub-dealers. We have further separated sub-dealers into those that provide supplementary functions for direct Subaru dealers and the rest, then Subaru Shop concept to support the former ones which have resources to invest was introduced. Moreover, we are actively appointing young managers in our dealerships to promote a more dynamic style.

We are also working to improve sales techniques. For example, we introduced the Partner 21 sales support system for direct dealerships and implemented other measures to enrich the quality of sales personnel. Along with the introduction of the new Legacy lineup, we invited sales people to test drive of the new Legacy on a racing circuit and we put particular emphasis on educating them how to communicate with customers by transforming the excitement of the New Legacy ride.


Baja

In sales activities, we now have a renewed sense of the real power of the Legacy brand. In March 2003, the end of the fiscal year and just before the May launch of the new models, we successfully increased sales of existing models and were able to sell out most of our inventory. As such, we were superbly positioned to make a timely introduction of the new models.

Among our other initiatives, we strengthened our used car sales and customizing services by expanding the number of G-Park outlets that offer both services.

In the United States, although the first half of fiscal 2003 was strong, carrying on the momentum of fiscal 2002 when sales set a new record, sales slowed in the second half as market demand conditions changed. We are nevertheless engaged in a program to improve our sales network quality. Although around 580 dealerships in the United States currently sell 300 or more Subaru cars on an annual average basis, they will be encouraged to sell more than 400, thereby raising the number of top-ranking franchise dealerships. We believe that through these measures we can increase the current annual sales from above 200,000 to 250,000 and then to 280,000 units. Specific actions include our visual identify (VI) program to give our showrooms in the United States a uniform look. We are also working to increase the ratio of exclusive dealerships and the ratio of dealerships with separate showrooms for Subaru cars.

Assuring Success



Manufacturing Strategy

The most important development in fiscal 2003 in the manufacturing area was the success of our Cost Structure Revolution-1 (CSR-1). Under CSR-1, we are increasing our cost-competitiveness by looking at the processes that creates our cost structure, starting with the upstream design functions and downstream to sales and service functions. This total cost reduction program includes SG&A of Management Planning and Administration Department. We are looking for cost reductions from these efforts of ¥7 billion in Japan and ¥10 billion worldwide in fiscal 2004, and a total of ¥20 billion in fiscal 2005.

To improve efficiency in manufacturing, we invested about ¥6 billion in May 2003 to merge our assembly lines for passenger and commercial minicars and to set up a flexible manufacturing system. These initiatives are expected to strengthen our cost competitiveness.

Overseas, at SIA we began production of the Baja small pickup truck in July 2002. While the Baja is based on the Legacy, it took only 30 months from time it was unveiled as a concept model at auto shows in Los Angeles to bring it to full-scale production. Also in July, cumulated production at SIA since start-up in 1989 exceeded one million vehicles.

We plan to increase annual production at SIA from the current 100,000 to 160,000 in 2005, when OEM production from Isuzu ends. Also, now that SIA has become a wholly owned subsidiary of FHI, we are scheduled to utilize facilities formerly shared with Isuzu and will therefore be able to restrict any investment at SIA that might be required to expand capacity.


Forester
Cross Sports



Aerospace Company

Norihisa Matsuo
Company President

We, the Aerospace Company, have a clear vision for the future under FDR-1. We have set specific objectives and are implementing decisive initiatives that are bringing us steadily closer to these goals. I would like to outline for you where we stand today.

First, to participate aggressively in the long-term growth of the international aircraft industry, we are actively partnering with and expanding our relationship with The Boeing Company and working with Airbus in its A380 commercial aircraft program. We are also actively participating in the High Performance Environmental Adaptability of Small-Sized Aircraft Program for development of domestic aircraft. In addition, we were selected from among many supplier candidates to participate in the planning work on the new Boeing 7E7 commercial aircraft program as an Airframe Team Member.

In the field of defense aircraft, we have been entrusted with the development, manufacturing, and maintenance of Japan Defense Agency aircraft, such as the AH-64D, the T-7, and others as well as related tools and equipment. In the field of large military aircraft development, we are responsible for the wing and vertical tail fin sections of both the P-X and C-X. Going forward, we will continue to focus on our defense-related activities as a core component of our aerospace business and are committed to playing an important role in contributing to the defense of Japan.

Turning to future growth, we are closely monitoring those segments of the aircraft business offering the greatest potential and are fully committed to expanding our position. Thus far, our own previous projects have included the FA-200, 700/710, FA-300 and 204B. Looking ahead, we will assess the growth potential of the projects we undertake and focus on maximizing profitability. First, in the unmanned aircraft field, we have nearly exclusive responsibility for the development and production of practically all unmanned aircraft in Japan and have successfully developed and applied the advanced technologies needed to support these activities in the private and defense sectors. These core technologies for unmanned aircraft have been important in enabling us to implement other activities, including the High-Speed-Flight Demonstration Project (HSFD), other experimental aircraft projects, and the development of an airship system for the Stratospheric Platforms Project.

In the period ahead, leveraging our core technologies, we will continue to expand our unmanned aircraft business and have reached the point where we have confidently made the decision to enter the small jet aircraft business under our own brand. We are steadily working to upgrade our automation, mass production, and other technologies in preparation for carrying this enterprise forward. Accordingly, we will undertake in-depth market research and prepare business plans to guide us forward and conclude alliances with the best strategic partners to ensure optimal sales and operational support.

To achieve our goals, we are strengthening management resources and are making progress as planned to be among the world's top companies in terms of quality, cost, and delivery (QCD). Recognition for this progress came during the year when we received a "Supplier of the Year" award from The Boeing Company.

Through these initiatives, we of the Aerospace Company plan to boost sales 50% over current levels, to ¥100 billion, by fiscal 2007. Moreover, in 10 years we are aiming to expand sales more than three-fold, to ¥200 billion. We will become an aircraft manufacturer with a global presence and are committed to success as a leading manufacturer of aircraft and related systems, based on the highest level of technology developed independently.



Industrial Products Company

Hiroshi Komatsu
Company President

In fiscal 2002, net sales of the Industrial Products Company decreased ¥5.9 billion, or 15.9%, from the previous year. This was a disappointment in light of the development cost of the new flagship EX series of OHC engines, which would be essential to ensure future growth. Operating losses sparked a sense of crisis within the company. Now, the development, manufacturing, and sales divisions are working together to wring all inefficiencies from product development, manage profitability by product and by region, discontinue unprofitable models to reduce costs, conduct activities to improve productivity, and undertake other measures to restructure the Group. The company started full-scale marketing activities for the EX series in fiscal 2003 and net sales of the engines increased ¥2.2 billion, or 7.0%, putting a halt to the decline in net sales and mitigating the scope of operating losses.

In fiscal 2004, the company intends to reverse two years of losses. The war in Iraq, the issue of SARS, the weakness in the U.S. dollar, and other external factors are hurting the economy, but the Industrial Products Company plans to maintain the sales

...of its established products, mainly engines for recreational vehicles. The company aims to further push up sales of the EX engine and other new products to boost the company back into profitability.

In fiscal 2007, the final year of FDR-1, the Industrial Products Company is targeting a full 50% increase in net sales, to ¥50.0 billion, from fiscal 2003, the first year of the five-year plan, and an operating profit margin of 3%. To achieve these goals, the company will seek to improve the brand recognition of its Robin brand to make it a premium offering. General-purpose engines differ from special purpose engines in that it is difficult to distinguish among products, which tends to drive down market prices. To solve this problem, it is essential to demonstrate superiority through strong cooperation in development, manufacturing, and marketing to ensure the use of designs compatible with customer needs, strict compliance to delivery dates, and provision of expert technical support and meticulous service. This is also the best way to beat out new market entrants in China.

It is also critical to search for a way to create high-value-added new businesses, and so it is necessary to promote timely development with a precise understanding of market needs. In this age, the race will go to the company who rushes to deliberate action upon obtaining precise information before all others.


6.0 EX17
Robin
EX Series Engine



Eco Technologies Company

Kisaburo Wani
Company President

Fiscal 2003 marked the Eco Technologies Company's first year of operations as an internal company of FHI. The start of volume production of wind turbine generator systems and continued strong sales of the Fuji Mighty sanitation truck, which remains number one in the industry, contributed to sales of ¥8.0 billion, an increase of ¥1.1 billion, or 16%, from the company's sales as a division in the previous fiscal year. The company was progressively strengthening its management structure via improvements in production and distribution systems, reduction in costs, and cutbacks in sales and production costs.

Going forward, Eco Technologies plans to further improve profitability through sales increase, cost reductions and higher asset utilization.

Increased Sales

The Eco Technologies Company aims to maintain and expand its dominant share of the domestic sanitation truck market by strengthening its domestic sales network, as well as to progressively develop a global strategy. In the area of wind-power generation, the company expanded sales of wind turbine generator systems and is embarking on research and development of larger-scale systems to achieve additional growth.

Reduction in Costs

Sanitation trucks constitute Eco Technologies' core business, and reduction in material costs is an area of the highest management priority. Through a new production management system, the company has implemented a systematic plan to reduce costs from the receipt of orders through to delivery as well as a monitoring system to ensure that the plan proceeds smoothly.

The company will also seek to rationalize operations through labor-saving equipment and the reduction of production process requirements. Management will reduce in costs by efficiently concentrating purchases according to the supplier's specialty and item type, boosting value-added activities through linkage with design tasks, and integrating suppliers in the input materials acquisition and production processes.

Assets Utilization

In conducting its business activities, the Eco Technologies Company's assets will be decreased to the absolute minimum, ensuring that it will become a lean and muscular company.

In line with the strategy of organizing our operations to increase sales and reduce costs, we aim to become a growth business with ¥14.0 billion in sales and ¥1.0 billion in operating income by fiscal 2007. Going forward, all of our employees will dedicate themselves to making Eco Technologies Company to be an enterprise of strong presence and attractive value by creating a new business for global environment conservation.


Wind Turbine Generator System



Accelerating Decision-Making, Implemen

Seated from left: Kyoji Takenaka, Hideo Wada
Standing from left: Hiroshi Suzuki, Koichi Arasawa, Takao Tsuchiya, Hiroyuki Nakatsubo, Shunsuke Takagi, Frederick A. Henderson

Executive Officers

Board of Directors

President and CEO

Kyoji Takenaka*

Senior Executive Vice President

Hideo Wada*

Executive Vice Presidents

Hiroshi Suzuki

Koichi Arasawa

Takao Tsuchiya

Hiroyuki Nakatsubo

Shunsuke Takagi

Director

Frederick A. Henderson

Executive Vice Presidents

Kunitaka Nakahara

Kiyoshi Inoh

Hiroshi Komatsu

Senior Vice Presidents

Yutaka Tsukahara

Yasaburo Wani

Hiroyuki Oikawa

Yoji Ishimaru

Kazushige Okuhara

Norihisa Matsuo

Minoru Tamura

Shoichi Washizu

Vice Presidents

Masatoshi Iwasaki

Edward P. Pasternak

Toshifumi Terao

Kunio Ishigami

Ichiro Kudo

David J. Malik

Kiyoshi Sugimoto

Tsunenori Hoshi

Ikuo Mori

Takashi Ishihara

Jun Kondo

Shizuhiro Okazaki

Masaharu Yuasa

Satoshi Sakurai

Hideaki Ishido

Takashi Mochizuki

Standing Corporate Auditors

Takayoshi Yoshihashi

Takeo Tsumuji

Masayoshi Nagano

Corporate Auditor

Kunitake Nomura

*Representative Director

Basic Policy on Corporate Governance

Fuji Heavy Industries Ltd. (FHI) is proceeding with corporate governance as a means to measure up to the trust placed in the Company by its shareholders, customers, and all stakeholders. The Board of Directors conducts decision-making regarding vital operational issues and the Board of Auditors supervises and monitors this process. The Board of Directors is composed of eight directors who carry out prompt decision-making regarding business operations. The Board of Auditors comprises four auditors who obtain reports on vital monitoring issues and deliberate accordingly. Preliminary to the Board of Directors is the Executive Management Board, which deliberates on company-wide management strategies and the execution of priority business operations.

ting Corporate Reforms

Progress of Corporate Governance Initiatives

In June 1999, FHI introduced an executive officer system as a means to clarify administrative and executive responsibility for each business. In June 2002, FHI took further steps to distinguish the separate functions of business administration and execution as well as further accelerate its management by adopting an internal company system, structured around its core automotive business.

Accelerating Decision-Making, Implementing Corporate Reforms

On June 25, 2003, the Company enhanced the functions of its Board of Directors' system to support implementation of its medium-term management plan, Fuji Dynamic Revolution-1 (FDR-1), and to increase the speed of decision-making.

1. **Roles of Board of Director Members and Executive Officers**

- Keeping in mind that the corporate governance structure separates managerial supervision from management of operations, Directors will devote themselves to company-wide decision-making and decide company policy and other matters while supervising overall management of the Company in a manner consistent with actual management conditions. To accomplish this, without having any specific area of operational management of their own, Directors are responsible for supervising the operational management duties of the Executive Officers.
- The responsibility of operational management will be delegated to Executive Officers who are not members of the Board of Directors. The purpose of this is to accelerate the speed of the operational management in each operating unit and to clarify operational management responsibility.
- Executive Vice Presidents who are not on the Board of Directors will be responsible for a specific operational area, will assist the President from a company-wide point of view, provide support to management, and serve as a regular member of the Executive Management Board.

2. **Length of Terms for Directors**

- To respond promptly and flexibly to the changes in a challenging business environment, and to enhance the corporate governance structure, the length of terms for Directors and operating officers will be shortened from two years to one year.
- To meet the objectives of the group-wide management system as a whole, suitably qualified individuals will be flexibly assigned to the appropriate positions.


S BF 212

In May 2002, Fuji Heavy Industries Ltd. formulated its new voluntary environmental plan, the "FHI Environmental Conservation Program" (fiscal 2003 to fiscal 2007), to promote activities aimed at reducing the burden on the environment at every stage of business—from product development to procurement, production, use, and disposal. In addition, the Group as a whole has also begun to address this issue.

Environmental Management

1. Environmental Audit

Following the Gunma, Saitama and Utsunomiya Manufacturing divisions, which have all been evaluated and maintain ISO 14001 environmental certification, both the corporate headquarters and Tokyo office commenced activities to obtain ISO 14001 certification in April 2003. Furthermore, aside from this kind of external environmental audit, the Company has introduced its own internal environmental risk assessment and environmental performance evaluation system to minimize environmental risks, and to take pollution prevention and activities to conserve the environment advancing to the next level.

2. Environmental Accounting

In the fiscal year ending March 31, 2003, the environmental costs were ¥26,017 million (¥25,378 million in the previous fiscal year) and the economic effects were ¥1,226 million (¥976 million in the previous fiscal year).

3. Corporate Environment Management Survey

During the fiscal year under review, FHI improved its rank in the Nihon Keizai Shimbun Inc.'s Eco-Oriented Business survey. In the corporate environmental ranking announced in the *Nihon Keizai Shimbun* newspaper on December 10, 2002, FHI ranked 64th out of 703 manufacturers and 4th out of 11 automakers, a noteworthy improvement from the prior fiscal year, when FHI ranked 103rd out of 820 manufacturers and 8th out of 11 automakers. In fiscal 2004, the Company will continue to strive to further improve its ranking.

4. Environmental Report

FHI has published an environmental report every year since fiscal 2000, including the fiscal 2003 edition.

Social Action Programs

As a good corporate citizen, FHI wishes to be a part of and prosper together with the communities and surrounding regions where our plants carry out their daily manufacturing operations. For this reason, to contribute to the improvement of society, we are conducting ongoing cleanup activities at all manufacturing divisions, interacting and initiating dialogues with the people of each region in which the Company operates, and making efforts, contributions, and support to coexist in harmony. We are also actively taking part in various eco-friendly events, including the Low Emission Vehicle Fair.

Health and Safety

FHI is working to ensure the safety of all employees and to create a working environment that is both safe and comfortable. To completely eliminate occupational hazards, the Company conducts ongoing measures to improve the working environment, activities to prevent traffic accidents, programs to optimally assure employees' physical and mental health, and other initiatives.

Group Activities

1. Domestic

In Group affiliated companies, FHI has been holding an Environmental Problem Meeting periodically with seven affiliated companies whose manufacturing or transporting business greatly impact the environment since 1999. Furthermore, in fiscal 2003, the Domestic Affiliated Companies Subcommittee under the Production Environment Committee, one of the expert committees of the Corporate Environment Committee, started offering guidance and support in reducing the environmental burden of all Group companies. In addition, Chiba Subaru Inc., an authorized Subaru dealership, obtained ISO 14001 certification in March 2003.

2. Overseas

In fiscal 2003, to enhance cooperation in environmental protection, the Company established the North American Environment Committee—composed of FHI's North American affiliates (SIA, SOA, SCI, SRD, and RMI)—as a part of the Corporate Environment Committee.*

** At FHI, the Corporate Environment Committee is the highest committee related to environmental protection.*

Financial Section

Consolidated Five-Year Financial Summary

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31

	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	2001	2000	1999	**2003**
For the Year:						
Net sales	**¥1,372,337**	¥1,362,493	¥1,311,887	¥1,330,125	¥1,352,520	**$11,417,113**
Cost of sales	**1,011,582**	992,950	978,841	995,131	1,067,868	**8,415,824**
Gross profit	**360,755**	369,543	333,046	334,994	284,652	**3,001,289**
Selling, general and administrative expenses	**293,234**	281,063	251,373	243,593	194,720	**2,439,551**
Operating income	**67,521**	88,480	81,673	91,401	89,932	**561,738**
Income before income taxes and minority interest	**46,970**	56,136	21,291	64,839	68,423	**390,765**
Net income	**33,484**	30,283	22,628	31,348	33,706	**278,569**
At Year-End:						
Shareholders' equity	**¥ 411,252**	¥ 396,112	¥ 357,455	¥ 206,404	¥ 200,220	**$ 3,421,398**
Total assets	**1,344,072**	1,269,558	1,168,501	1,038,558	981,256	**11,181,963**
Ratio of shareholders' equity to total assets (%)	**30.6%**	31.2%	30.6%	19.9%	20.4%	
Per Share (in yen and U.S. dollars):						
Net income:						
Basic	**¥ 44.84**	¥ 40.74	¥ 30.44	¥ 51.90	¥ 56.18	**$ 0.37**
Diluted	**42.91**	38.83	29.06	48.53	51.79	**0.36**
Shareholders' equity	**553.90**	532.88	480.86	338.75	332.41	**4.61**
Other Information:						
Depreciation and amortization	**¥ 67,896**	¥ 63,964	¥ 64,070	¥ 60,190	¥ 38,708	**$ 564,859**
Capital expenditures (addition to fixed assets)	**119,423**	118,376	102,301	103,922	57,566	**993,536**
R&D expenses	**60,110**	54,903	46,622	40,123	38,512	**500,083**
Number of shares issued at year-end (thousands of shares)	**746,521**	746,506	746,502	614,553	602,333	
Number of shareholders*	**35,584**	33,094	32,996	49,381	55,044	
Number of employees*:						
Parent only	**13,064**	13,374	13,603	13,668	13,419	
Consolidated	**27,478**	26,483	26,502	26,914	19,882	

Note: U.S. dollar figures have been translated from yen, for convenience only, at the rate of ¥120.20 to US$1.00, the approximate rate of exchange at March 31, 2003.

** As of March 31*

OVERVIEW

In May 2002, the FHI Group announced its new medium-term plan, Fuji Dynamic Revolution-1 (FDR-1), covering the five-year period from fiscal 2003 (ended March 31, 2003) to fiscal 2007, and subsequent business activities have been carried out in accordance with this plan. FDR-1 states the medium-term vision of being a "global player with premium brands," reflecting the aim of establishing its position as a company with brands that are recognized by customers around the world as reliable and offering exceptional value. To accomplish this, the FHI Group has pursued a wide range of activities, including production, sales, R&D, and after-sales service, with a particular focus on the automobile business.

In fiscal 2003, the first year of the new five-year plan, the FHI Group introduced an internal company system, with the automobile business as its core, as part of the structural reform of its management mechanisms. Simultaneously, the FHI Group took steady strides toward improving management efficiency, beginning with the restructuring of unprofitable operations. On the other hand, the macro-economic environment, particularly the domestic economy, remained harsh with little prospect for a recovery in business conditions. Under these circumstances, the automobile division registered lower domestic sales in anticipation of the upcoming full model changed sales of the flagship Legacy, while minicar sales also declined. Overseas, however, the North American subsidiary made substantial sales contributions, and every other major region turned in healthy revenues. Consequently, consolidated net sales rose ¥9.8 billion, or 0.7%, to ¥1,372. 3 billion. Overseas sales accounted for 56.3% of consolidated net sales, up from 53.7% in the previous fiscal year.

Operating income fell ¥20.9 billion, or 23.7%, to ¥67.5 billion. The decline was primarily attributable to deterioration in the sales mix for automobiles, costs associated with development investments, and higher SG&A, which more than offset the benefits of gain on currency exchange and reduction in costs. Net income, however, climbed ¥3.2 billion, or 10.6%, to ¥33.4 billion. This rise was attributable mainly to lower valuation losses on investment securities, the disappearance of a loss on liquidation of affiliated companies incurred in the previous fiscal year, and a significantly lower tax burden as a result of a reversal of the prior year's accrued income taxes. The breakdown in sales by business segment was as follows: automobile 89.4% (versus 89.3% in the previous fiscal year), industrial products 3.0% (2.9%), aerospace 4.6% (4.8%), and other 3.0% (3.0%). This breakdown was largely unchanged from the previous fiscal year. The breakdown in operating income by segment was as follows: automobile 100.9% (96.7%), industrial products -1.3% (-0.3%), aerospace 5.0% (8.4%), and other -4.7% (-4.8%). Lower earnings in the industrial products and aerospace segments caused the reliance on earnings in the automobile segment to rise slightly.

The FHI Group increased its share in the U.S. joint venture with Isuzu Motors Limited, Subaru Isuzu Automotive, Inc., from 51% to 100% on January 1, 2003, making it a wholly owned subsidiary, and SIA was assigned to produce certain Isuzu cars on an OEM basis. Due to the use of a class stock system at SIA, FHI had previously consolidated only the Subaru Division of SIA and the Isuzu Division was excluded from the consolidated financial statements. However, as a result of the acquisition of Isuzu's share of SIA, FHI consolidated SIA as a whole, including the Consignment Division (formerly the Isuzu Division).

REVIEW OF OPERATIONS BY DIVISION

Net Sales

Consolidated net sales in fiscal 2003 rose 0.7%, to ¥1,372.3 billion, setting a record for the second straight year. Information for each segment is presented below.

Automobile division

Domestic passenger car sales (unit basis) declined 5 thousand units, or 4.6%, to 103 thousand units. Although the full model changed Forester, which was launched in February 2002, and the Impreza, which underwent a big change in November 2002, were enthusiastically received by the market, our flagship Legacy model faced severe market competition and reluctance by consumers to buy it in anticipation of the upcoming new Legacy models.

In minicars, sales declined 14 thousand units or 8.8 %, to 143 thousand units. Although the Samber struggled during the first half term, in the second half, its sales volume grew 9.6%, compared with the same half of the previous year, prompted by a big change in September 2002. Meanwhile, the effect of new passenger minicar models introduced by competing manufacturers was greater than expected, and sales of the Pleo dipped significantly.

Net Sales


(Billions of yen)
1,500
1,200
900
600
300
0
1999
2000
2001
2002
2003
Automobile
Industrial Products
Aerospace
Other

Consolidated Sales by Region (Number of vehicles)

	2003	2002	2001
Japan	**245,525**	264,257	290,301
U.S.A.	**192,389**	191,381	172,686
Canada	**17,699**	15,632	15,005
Europe	**41,325**	32,373	39,951
Australia	**29,455**	26,923	27,976
Others	**14,051**	12,675	14,378
Subtotal	**540,444**	543,241	560,297
CKD* in Overseas	**1,500**	3,288	3,941
Total	**541,944**	546,529	564,238

* CKD: Complete Knocked Down

Automobile Inventory



(%)
50
40
30
20
1999 2000 2001 2002 2003
Japan
U.S.

Non-Consolidated Sales by Model (Number of vehicles)

	2003	2002	2001	2000	1999
Domestic Units:					
Legacy	**49,179**	59,209	67,424	67,972	63,499
Impreza	**25,471**	24,899	32,362	25,654	33,531
Forester	**25,389**	22,922	28,994	25,985	24,489
Others	**4,174**	4,244	297	308	1,438
Subtotal	**104,213**	111,274	129,077	119,919	122,957
Minicars	**147,712**	167,265	173,754	177,842	156,186
Total	**251,925**	278,539	302,831	297,761	279,143
Export Units:					
Legacy	**21,421**	24,727	26,254	34,304	29,530
Impreza	**75,354**	75,700	54,721	58,530	54,861
Forester	**99,145**	72,629	85,453	83,928	81,385
Others	**—**	—	—	—	—
Subtotal	**195,920**	173,056	166,428	176,762	165,776
Minicars	**—**	22	108	760	2,152
Total	**195,920**	173,078	166,536	177,522	168,367
CKD in Overseas	**107,576**	104,234	111,783	103,001	100,440
(SIA Portion)	**106,076**	100,946	107,842	98,861	98,464
U.S. Unit Sales*:					
Legacy	**85,359**	95,291	96,391	87,267	88,660
Impreza	**38,226**	35,612	19,220	19,356	19,041
Forester	**53,922**	55,041	56,605	50,183	40,132
Baja	**2,513**	—	—	—	—
Total	**180,020**	185,944	172,216	156,806	147,833
U.S. Production Units*:					
Legacy	**102,813**	103,010	107,955	93,070	104,229

* U.S. Unit Sales and U.S. Production Units are the aggregate figures for the calendar year from January through December.

Consequently, domestic sales fell 19 thousand units, or 7.1%, to 246 thousand units.

Meanwhile, overseas car sales rose 16 thousand units, or 5.7%, to 295 thousand units. North American sales (United States and Canada) rose 1.5%, to 210 thousand units. In addition, sales in Europe rose 27.8%, to 41 thousand units, benefiting from enthusiastic praise for the New Forester as well as the effects of the strong euro. Sales of the New Forester were also robust in Australia.

Although combined domestic and oversea sales volume amounted to 540 thousand units, dipping slightly below the figure for the previous fiscal year, net sales for the Automobile division edged up 0.8%, to ¥1,233 billion. However, operating income declined ¥18.3 billion, or 21.4%, to ¥67.3 billion, reflecting lower sales volume and higher SG&A expenses, which more than offset reduction in costs.

Industrial Products division

Net sales rose 5.3%, to ¥41.6 billion. Although domestic sales of such products as engines for small construction machinery declined due to the protracted economic downturn in Japan, sales of electric generator engines increased, and overall domestic sales were maintained at approximately the same level as that of the previous year. Overseas, increases were attained in engine sales to Asia and Europe as well as engines for leisure vehicles in the United States. However, owing to fluctuation in the product model mix as well as severe business conditions for affiliated companies, an operating loss was recorded for the division of ¥0.8 billion, compared with an operating loss of ¥0.2 billion for the previous fiscal year.

Aerospace division

Net sales declined 4.9%, to ¥63.0 billion. Sales in the defense sector expanded on the strength of increased shipments of such products as unmanned target drones and the F-2 support fighter, as well as the commencement of shipments of the new T-7 trainer. Meanwhile, in the commercial sector, although sales to the space industry increased through delivery of the High-Speed-Flight Demonstration Project, sales to The Boeing Company slipped, due to the sharp decline in air travelers following the September 11, 2001, terrorist attacks. Owing to the substantial impact of the decline in orders from Boeing, operating income fell 54.7%, to ¥3.3 billion.

Other division

Net sales rose 1.9% to ¥41.4 billion. The Bus division registered a year-on-year decline in sales because of lower orders of bus bodies, mainly for tour buses. Net sales were also down for the House division, which was significantly affected by the decline in public works and restraint in private-sector capital investment. In the Transportation and Environmental divisions, pendulum express railcars were shipped to the Chizu Express Company, and sales of the Fuji Mighty sanitation truck grew on strength of special demand stemming from control of exhausted emissions from diesel-powered vehicles. Nevertheless, net sales amounted to less than the comparable figure for the previous fiscal year. However, net sales for FHI's real estate subsidiary grew, therefore covering the loss of other divisions. Also, an operating loss of ¥3.1 billion was a ¥1.0 billion improvement from the previous fiscal year.

COST OF SALES, EXPENSES, AND OPERATING INCOME

The cost of sales rose 1.9%, to ¥1,011.5 billion. Because the percentage rise in the cost of sales was greater than the percentage rise in sales, gross profit dropped 2.4%, to ¥360.7 billion, and the gross margin rate declined 0.8 point, from 27.1% to 26.3%. SG&A expenses rose 4.3%, to ¥293.2 billion. Consequently, operating income declined 23.7%, to ¥67.5 billion. The ratio of operating income to net sales fell 1.6 points, from 6.5% to 4.9%. Below is an analysis of the factors affecting operating income.

Operating Income



(Billions of yen)
100
80
60
40
20
0
1999 2000 2001 2002 2003

Net Income



(Billions of yen)
35
30
25
20
15
10
5
0
1999 2000 2001 2002 2003

R&D Expenses



(Billions of yen)
(%)
80
70
60
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1999 2000 2001 2002 2003

R&D Expenses
R&D Expenses as a Percentage of Net Sales (right scale)

Capital Expenditures and Depreciation and Amortization



(Billions of yen)
80
70
60
50
40
30
20
10
0
1999 2000 2001 2002 2003

Capital Expenditures
Depreciation and Amortization

Analysis of Increases and Decreases in Operating Income (Consolidated Basis)



(Billions of yen)
Operating income Ended March 2002
88.4
22.9
Reduction in material costs etc.
Gain on currency exchange
3.2
Deterioration of sales mix
Increase of SG&A expenses and others
Increase in R&D expenses
Operating income Ended March 2003
67.5

Breaking down the ¥27.6 billion negative impact from the deterioration in the sales mix into more detail, the decline in domestic sales volume and the resulting deterioration in the sales mix had a negative impact of around ¥20 billion, more stringent specifications, such as those related to safety, had a negative impact of about ¥19 billion, and the increase in overseas sales volume had a positive impact of around ¥12 billion. Put another way, the operating environment in fiscal 2003, marked by a weak domestic economy and greater competition in the compact car (mainly 1.0 liter to 1.3 liter) segment, adversely affected the FHI Group's sales, which are characterized by high-performance cars, and ongoing efforts within the FHI Group to reduce total costs, including materials, were insufficient to offset the aforementioned adverse effects. For this reason, operating income in fiscal 2003 declined. Of the ¥14.2 billion increase in SG&A and other expenses, ¥7.7 billion was attributable to Fuji Heavy Industries Ltd. (the parent), around ¥4.0 billion was attributable to U.S. subsidiary Subaru of America, Inc., (SOA), and the remainder was due to exchange conversion. FHI (the parent) accounted for most of the ¥5.2 billion increase in R&D expenses, which rose 0.4 point as a percentage of sales, from 4.0% to 4.4%.

Other expenses, net, totaled ¥20.5 billion, an improvement of ¥11.7 billion from the previous fiscal year. The major items were a ¥5.0 billion decline in losses on the devaluation of investment securities and a ¥6.8 billion drop in loss on the liquidation of affiliated companies. The decline in loss on the devaluation of investment securities was due mainly to lower valuation losses on financial stocks, which generated valuation losses of ¥8.9 billion in the previous fiscal year. The decline in losses on the liquidation of affiliated companies was due to the disappearance of ¥6.8 billion in losses on the liquidation of a domestic helicopter operation company and other items incurred in the previous fiscal year.

As a result, income before income taxes and minority interests fell 16.3%, to ¥46.9 billion, a smaller decline in percentage terms than the decrease in operating income. Moreover, income taxes for the year declined ¥14.7 billion, to ¥13.5 billion, owing to lower pretax profits, tax deductions associated with higher R&D expenses by FHI, and the reversal of the prior year's accrued income taxes. After application of deferred-tax accounting, the corporation tax rate dropped to 28.9%, from 50.4%. Minority interests amounted to ¥0.1 billion, ¥2.3 billion lower than in the previous fiscal year. Consequently, net income rose 10.6%, to ¥33.4 billion, marking the second straight annual rise. Net income as a percentage of sales improved 0.2 point, to 2.4%, while return on equity improved 0.3 point, to 8.3%.

FINANCIAL POSITION

Total assets at year-end increased ¥74.5 billion, or 5.9%, to ¥1,344.0 billion. Of this amount, ¥61.1 billion was due to the addition of SIA (including the Consignment Division) to the consolidated accounts. Excluding this factor, total assets rose only 1.1%. Total current assets rose ¥33.2 billion. The item registering the sharpest rise was short-term loans, with an increase of ¥26.5 billion. This increase was associated mainly with low-interest loans by a domestic finance subsidiary. Marketable securities declined ¥21.8 billion, due to the fact that FHI (the parent) sold significant amounts of Free Financial Funds (FFF) and Money Market Funds (MMF) but made few new purchases. Cash and time deposits rose ¥13.3 billion, with the bulk accounted for by FHI (the parent), which built up liquid assets in light of the war in Iraq toward the end of the fiscal year. Investment in plant, property, and equipment increased ¥14.8 billion, of which ¥7.1 billion was related to SIA becoming a wholly owned subsidiary. Investments and other assets increased ¥25.8 billion, with the majority due to a ¥33.1 billion rise in the item "Other." Around ¥32.7 billion of this amount is restricted collateral cash of SIA, which has been pledged as an alternative credit for collateral to secure the lease payment of production equipment for Isuzu vehicles.

SIA Financial Settlement

Summary of assets and liabilities at the time of consolidation

(Billions of yen)

Assets	Liabilities
Current assets: ¥20.6	Current liabilities: **¥5.2**
	Fixed liabilities: **¥7.0**
Fixed assets: ¥40.4	**Consolidation adjustment account: ¥48.8** (Amortized by each fiscal year according to the incurred expenses)
Total assets: ¥61.1	Total liabilities and consolidation adjustments: **¥61.1**

Plan to Amortize the Consolidation Adjustment



(Millions of U.S. dollars)
500
400
300
200
100
0
407.4
2002
2003
2004
2005
2006
2007 and beyond



(Billions of yen)
50
40
30
20
10
0
48.8
6.7
7.8
13.1
4.9
16.3
2002
2003
2004
2005
2006
2007 and beyond

Net assets
Depreciation of net assets

Balance sheet: Consolidation adjustment account
Statement of income: Non-operating income (Consolidation adjustment income)

Total liabilities at the end of fiscal 2003 increased ¥59.4 billion, up 6.8% from the end of the previous fiscal year. The bulk of this amount was accounted for by ¥48.9 billion in the consolidation adjustment account, which was recorded as a long-term liability. Most of the amount in the consolidation adjustment account was a result of making SIA a wholly owned subsidiary. FHI will sequentially amortize this account starting in the fiscal year ending March 31, 2004 (see Notes to Consolidated Financial Statements), with ¥6.7 billion scheduled for amortization in that fiscal year. The amortized amount in the consolidated adjustment account in each year will be recognized as non operating income (see attached chart describing this financial procedure). A total of ¥18.7 billion in convertible bonds that had been included under long-term liabilities in the previous fiscal year are now due in less than one year. Consequently, a nearly identical amount has been moved to the item "current portion of convertible bonds" under current liabilities. Total interest-bearing debt was ¥389.1 billion, down ¥7.6 billion from ¥396.7 billion in the previous fiscal year, due mainly to a reduction in straight bonds outstanding.

Shareholders' equity rose ¥15.1 billion, or 3.8%, to ¥411.2 billion, mainly reflecting a ¥25.8 billion increase in retained earnings. On the other hand, translation adjustment accounts, items subtracted from shareholders' equity, increased ¥8.6 billion, compared with the previous fiscal year, as a result of yen appreciation. Because of the smaller increase in shareholders' equity compared with that of total assets, the shareholders' equity ratio declined 0.6 point, to 30.6%, from 31.2%. However, owing to the decline in interest-bearing debt, the debt/equity ratio fell to 0.95, from 1.0.

The net debt (interest-bearing debt less cash and time deposits)/shareholders' equity ratio improved to 0.78, from 0.86.

CAPITAL EXPENDITURES

The FHI Group's capital expenditures totaled ¥64.6 billion in fiscal 2003 and were concentrated in the Automobile division. This represents a decline from expenditures of ¥70.6 billion in the previous fiscal year, principally due to cuts in some outlays for capital expenditures to maximize automobile manufacturing and sales efficiency as part of the total cost reduction program CSR-1 (Cost Structure Revolution-1), which mainly focuses on domestic operations.

In the Automobile division, FHI invested a total of ¥57.5 billion, accounting for 89.0% of total capital expenditures during the fiscal year, with ¥37.7 billion allocated to manufacturing, ¥5.8 billion to R&D, and ¥14.0 billion to sales. Outside of the Automobile division, FHI invested ¥1.0 billion in the Aerospace division, ¥3.3 billion in the Industrial Products division, and ¥2.8 billion in the Eco Technologies and the Other division.

The plan for the fiscal year ending March 31, 2004, targets a 50.2% increase in capital expenditures, to ¥97.0 billion. This increase is expected to be funded by accelerating the production of Legacy models in the North American division and strengthening the domestic sales network. Though some costs will be reduced under the CSR-1 program, this amount will be nearly the same as the ¥99.0 billion capital expenditures originally targeted in the FDR-1 medium-term management plan.

CASH FLOWS

Cash and cash equivalents (hereinafter "cash") at year-end totaled ¥169.9 billion, up ¥36.2 billion from the previous fiscal year-end. Free cash flow, defined as net cash provided by operating activities plus net cash provided by (used in) investing activities, increased ¥63.3 billion. This increase resulted from the accumulation of liquid assets in light of an increasingly uncertain outlook, including the fallout from the conflict in Iraq toward the end of the term. The effect of exchange rates on cash and cash equivalents was an outflow of ¥4.0 billion.

Cash flows from operating activities increased ¥22.3 billion, to ¥108.0 billion. The increase in cash inflow reflected primarily ¥46.9 billion in income before income taxes and minority interest, adjustments for ¥67.8 billion in depreciation and amortization, ¥5.3 billion in losses on the sale or disposal of fixed assets, ¥3.8 billion in appraisal losses on investment securities, ¥1.8 billion in losses on withdrawal of unprofitable business, a ¥2.6 billion decline in accounts receivable and a ¥16.5 billion increase in accounts payable, a ¥13.4 billion increase in inventories, and ¥31.0 billion paid in income tax.

Cash flows from investing activities declined ¥40.9 billion from the previous year-end, to ¥56.0 billion. Net outflows for the acquisition and disposal of fixed assets totaled ¥89.5 billion, while net outflows for the purchase and sales of marketable and investment securities amounted to ¥32.9 billion, and net outflows on the extension and collection of loans receivables amounted to ¥13.0 billion. Along with this, the acquisition of Isuzu's share of Subaru of Indiana Automotive, Inc., added ¥12.9 billion to the total.

Cash flows from financing activities declined ¥31.4 billion from the previous year-end, to ¥11.6 billion. Short-term borrowings increased ¥1.7 billion, commercial paper climbed ¥9.0 billion, long-term borrowings grew ¥3.1 billion, and the net amount on the redemption and the issuance of bonds was ¥12.0 billion, while the payment of cash dividends amounted to ¥6.6 billion.

OUTLOOK

The global economy is vulnerable to several uncertainties, including the unclear prognosis for business conditions in the United States and fallout from the situation in the Middle East. Amid this situation, economic recovery in Japan has come to a standstill, and the outlook remains unclear and harsh. In the automobile industry, there are indications that sales in the U.S. market, the largest in the world, are slowing. In Japan, the automobile sales environment is expected to become severe because of further weakness in the domestic economy. Taking these conditions into account, the FHI Group forecasts consolidated net sales of ¥1,450.0 billion, up 5.7%, operating income of ¥68.7 billion, up 1.7% (including consolidated adjustment profit of ¥6.7 billion related to SIA), and net income of ¥35.0 billion, up 4.5%.

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2003 and 2002

	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
ASSETS	**2003**	2002	**2003**
Current assets: (Note 3)			
Cash and time deposits (Note 5)	**¥ 69,781**	¥ 56,466	**$ 580,541**
Marketable securities (Notes 5 and 6)	**94,636**	116,461	**787,321**
Notes and accounts receivable, trade (Notes 4 and 10)	**128,523**	133,688	**1,069,243**
Allowance for doubtful accounts	**(486)**	(571)	**(4,043)**
Inventories (Note 7)	**198,656**	192,548	**1,652,712**
Short-term loans (Note 5)	**98,177**	71,677	**816,780**
Deferred tax assets (Note 13)	**40,340**	34,278	**335,607**
Other current assets (Note 10)	**40,522**	32,322	**337,122**
Total current assets	**670,149**	636,869	**5,575,283**
Property, plant and equipment (Notes 3, 8, 9 and 10)	**1,102,849**	1,061,179	**9,175,116**
Less accumulated depreciation	**(606,307)**	(579,422)	**(5,044,151)**
Net property, plant and equipment	**496,542**	481,757	**4,130,965**
Investments and other assets: (Note 3)			
Investment securities (Notes 6 and 10)	**41,505**	48,275	**345,300**
Investments in non-consolidated subsidiaries and affiliates	**6,139**	6,536	**51,073**
Long-term loans	**4,829**	8,351	**40,175**
Goodwill	**20,158**	22,249	**167,704**
Intangibles, net	**18,015**	15,284	**149,875**
Deferred tax assets (Note 13)	**33,466**	31,790	**278,419**
Other assets (Notes 3 and 10)	**56,990**	22,256	**474,126**
Allowance for doubtful accounts	**(3,721)**	(3,809)	**(30,957)**
	177,381	150,932	**1,475,715**
Total assets	**¥1,344,072**	¥1,269,558	**$11,181,963**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (Note 1) 2003
Current liabilities: (Note 3)			
Short-term borrowings (Note 10)	**¥ 182,084**	¥ 169,807	**$ 1,514,842**
Current portion of long-term debts (Note 10)	**57,660**	43,845	**479,701**
Notes and accounts payable, trade (Note 4)	**213,748**	204,959	**1,778,270**
Accrued expenses	**115,177**	107,707	**958,211**
Accrued income taxes (Note 13)	**10,047**	23,488	**83,586**
Other current liabilities (Note 13)	**41,104**	36,589	**341,962**
Total current liabilities	**619,820**	586,395	**5,156,572**
Long-term liabilities: (Note 3)			
Long-term debts (Note 10)	**149,362**	183,090	**1,242,612**
Accrued pension and severance liability (Note 12)	**61,170**	62,579	**508,902**
Consolidation adjustments (Note 3)	**48,940**	—	**407,155**
Other long-term liabilities (Notes 9 and 13)	**50,166**	37,896	**417,354**
	309,638	283,565	**2,576,023**
Minority interest in consolidated subsidiaries (Note 13)	**3,362**	3,486	**27,970**
Contingent liabilities (Note 18)			
Shareholders' equity (Note 14):			
Common stock			
Authorized—1,500,000,000 shares			
Issued 2003—746,520,881 shares	**144,455**	—	**1,201,789**
2002—746,505,560 shares	**—**	144,450	**—**
Additional paid-in capital	**150,766**	150,762	**1,254,293**
Revaluation reserve for land (Notes 9 and 13)	**389**	381	**3,236**
Retained earnings	**133,186**	107,328	**1,108,037**
Net unrealized holding gains on securities	**3,446**	4,997	**28,669**
Translation adjustments	**(18,237)**	(9,579)	**(151,722)**
Less treasury stock, at cost	**(2,753)**	(2,227)	**(22,904)**
	411,252	396,112	**3,421,398**
Total liabilities and shareholders' equity	**¥1,344,072**	¥1,269,558	**$11,181,963**

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Income

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2003, 2002 and 2001

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars (Note 1)*
	2003	*2002*	*2001*	**2003**
Net sales	**¥1,372,337**	¥1,362,493	¥1,311,887	**$11,417,113**
Cost of sales	**1,011,582**	992,950	978,841	**8,415,824**
Gross profit	**360,755**	369,543	333,046	**3,001,289**
Selling, general and administrative expenses (Note 15)	**293,234**	281,063	251,373	**2,439,551**
Operating income	**67,521**	88,480	81,673	**561,738**
Other income (expenses):				
Interest and dividend income	**1,855**	2,868	3,663	**15,433**
Interest expenses	**(2,941)**	(3,499)	(4,623)	**(24,468)**
Gain (loss) on sale of securities	**(994)**	0	2,815	**(8,270)**
Loss on devaluation of inventories	**(1,400)**	92	—	**(11,647)**
Foreign exchange losses	**(1,538)**	(4,996)	(3,027)	**(12,795)**
Environmental cost	**(2,013)**	—	—	**(16,747)**
Loss on devaluation of securities	**(3,884)**	(8,970)	(487)	**(32,313)**
Loss on sale or disposal of property, plant and equipment, net	**(4,822)**	(3,670)	(2,551)	**(40,116)**
Loss on liquidation of affiliated companies (Note 16)	**—**	(6,880)	—	**—**
Loss on discontinued operations (Note 16)	**1,882**	—	—	**15,657**
Full amortization of net pension and severance obligation at transition	**—**	—	(44,520)	**—**
Other, net	**(2,932)**	(7,197)	(11,652)	**(24,393)**
	(20,551)	(32,344)	(60,382)	**(170,973)**
Income before income taxes and minority interest	**46,970**	56,136	21,291	**390,765**
Income taxes (Note 13):				
Current	**20,359**	38,325	25,814	**169,376**
Reversal of prior year's accrued income taxes	**(2,973)**	—	—	**(24,734)**
Deferred	**(3,810)**	(10,042)	(25,631)	**(31,697)**
	13,576	28,283	183	**112,945**
Income before minority interest	**33,394**	27,853	21,108	**277,820**
Minority interest in consolidated subsidiaries	**90**	2,430	1,520	**749**
Net income	**¥ 33,484**	¥ 30,283	¥ 22,628	**$ 278,569**

	Yen	*Yen*	*Yen*	*U.S. dollars (Note 1)*
Per share data (Note 2):				
Net income—Basic	**¥44.84**	¥40.74	¥30.44	**$0.37**
—Diluted	**42.91**	38.83	29.06	**0.36**
Cash dividends	**9.00**	9.00	9.00	**0.07**

The accompanying notes are an integral part of these statements.

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2003, 2002 and 2001

	Thousands								*Millions of yen*
	Number of shares issued	*Common stock*	*Additional paid-in capital*	*Revaluation reserve for land*	*Retained earnings*	*Net unrealized holding gains on securities*	*Accumulated translation adjustment*	*Treasury stock, at cost*	*Total shareholders' equity*
Balance, March 31, 2000	614,553	¥ 88,115	¥ 94,559	¥ —	¥ 53,129	¥ —	¥(28,254)	¥(1,145)	¥206,404
Foreign currency translation adjustment							7,333		7,333
Retained earnings of merger of a consolidated subsidiary					14,484				14,484
Cash dividends					(6,394)				(6,394)
Payment of bonuses to directors and statutory auditors					(167)				(167)
Shares issued to GM	131,896	56,319	56,188						112,508
Shares issued upon conversion of convertible bonds	54	14	14						28
Treasury stock held by subsidiaries newly included in consolidation								(1,070)	(1,070)
Adoption of new accounting standard for financial instruments						1,701			1,701
Net income					22,628				22,628
Balance, March 31, 2001	746,502	144,449	150,761	—	83,680	1,701	(20,921)	(2,215)	357,455
Foreign currency translation adjustment							11,342		11,342
Retained earnings of merger of non-consolidated subsidiaries					211				211
Cash dividends					(6,694)				(6,694)
Payment of bonuses to directors and statutory auditors					(152)				(152)
Shares issued upon conversion of convertible bonds	4	1	1						2
Increase in treasury stock								(12)	(12)
Revaluation of land				381					381
Increase in unrealized holding gains on securities						3,296			3,296
Net income					30,283				30,283
Balance, March 31, 2002	746,506	144,450	150,762	381	107,328	4,997	(9,579)	(2,227)	396,112
Foreign currency translation adjustment							**(8,658)**		**(8,658)**
Cash dividends					**(6,689)**				**(6,689)**
Payment of bonuses to directors and statutory auditors					**(161)**				**(161)**
Shares issued upon conversion of convertible bonds	**15**	**5**	**4**						**9**
Increase in treasury stock								**(526)**	**(526)**
Revaluation of land				**8**					**8**
Increase in unrealized holding gains on securities						**(1,551)**			**(1,551)**
Comprehensive loss					**(776)**				**(776)**
Net income					**33,484**				**33,484**
Balance, March 31, 2003	**746,521**	**¥144,455**	**¥150,766**	**¥389**	**¥133,186**	**¥3,446**	**¥(18,237)**	**¥(2,753)**	**¥411,252**

							Thousands of U.S. dollars (Note 1)
Balance, March 31, 2002	$1,201,747	$1,254,260	$3,170	$892,912	$41,572	$ (79,692)	$(18,528)	$3,295,441
Foreign currency translation adjustment						**(72,030)**		**(72,030)**
Cash dividends				**(55,649)**				**(55,649)**
Payment of bonuses to directors and statutory auditors				**(1,339)**				**(1,339)**
Shares issued upon conversion of convertible bonds	**42**	**33**						**75**
Increase in treasury stock							**(4,376)**	**(4,376)**
Revaluation of land			**66**					**66**
Increase in unrealized holding gains on securities					**(12,903)**			**(12,903)**
Comprehensive loss				**(6,456)**				**(6,456)**
Net income				**278,569**				**278,569**
Balance, March 31, 2003	**$1,201,789**	**$1,254,293**	**$3,236**	**$1,108,037**	**$28,669**	**$(151,722)**	**$(22,904)**	**$3,421,398**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2003, 2002 and 2001

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Cash flows from operating activities:				
Income before income taxes and minority interest	**¥ 46,970**	¥ 56,136	¥ 21,291	**$ 390,765**
Adjustments to reconcile income before income tax and minority interest to net cash provided by operating activities:				
Depreciation and amortization	**67,896**	63,964	64,070	**564,859**
Loss on sale or disposal of property, plant and equipment, net	**4,822**	3,670	2,551	**40,116**
Increase (decrease) in accrued for pension and severance liability	**(106)**	(3,097)	40,546	**(882)**
(Gain) loss on sale of securities	**994**	0	(2,815)	**8,270**
Loss on devaluation of securities	**3,884**	8,970	487	**32,313**
(Increase) decrease in notes and accounts receivable, trade	**2,613**	474	(10,231)	**21,739**
Increase in inventories	**(12,017)**	(14,989)	(15,053)	**(99,975)**
Increase (decrease) in notes and accounts payable, trade	**16,534**	(13,378)	8,243	**137,554**
Income taxes paid	**(31,099)**	(21,608)	(37,165)	**(258,727)**
Loss on liquidation of affiliated companies	**—**	6,880	—	**—**
Loss on discontinued operations	**1,882**	—	—	**15,657**
Other, net	**5,690**	(1,301)	7,175	**47,338**
Net cash provided by operating activities	**108,063**	85,721	79,099	**899,027**
Cash flows from investing activities:				
Purchase of property, plant and equipment	**(115,553)**	(109,117)	(91,734)	**(961,339)**
Proceeds from sale of property, plant and equipment	**32,213**	36,634	21,439	**267,995**
Purchase of investment securities	**(10,167)**	(4,754)	(2,714)	**(84,584)**
Purchase of marketable securities	**(38,596)**	(56,013)	(50,274)	**(321,098)**
Proceeds from sale of investment securities	**9,114**	1,832	7,355	**75,824**
Proceeds from sale of marketable securities	**72,588**	39,493	28,423	**603,893**
Increase due to acquisitions of Isuzu's share of Subaru of Indiana Automotive, Inc. (Note 5)	**12,989**	—	—	**108,062**
Purchase of intangible assets	**(6,240)**	(6,577)	(5,992)	**(51,914)**
Disbursement of loans receivable	**(75,898)**	(52,115)	(52,216)	**(631,431)**
Collection of loans receivable	**62,889**	52,958	54,815	**523,203**
Other, net (Note 5)	**573**	586	2,520	**4,767**
Net cash used in investing activities	**(56,088)**	(97,073)	(88,378)	**(466,622)**
Cash flows from financing activities:				
Proceeds from long-term debt	**55,150**	27,704	46,443	**458,819**
Repayment on long-term debt	**(58,324)**	(40,489)	(63,677)	**(485,224)**
Issuance of bonds	**10,000**	50,500	—	**83,195**
Redemption of bonds	**(22,027)**	—	(10,000)	**(183,253)**
Net increase (decrease) in commercial paper	**9,000**	—	(30,000)	**74,875**
Net increase (decrease) in short-term borrowings	**1,732**	(11,237)	(31,831)	**14,409**
Issuance of common stock	**—**	—	112,224	**—**
Purchase of treasury stock	**(531)**	(47)	(2,249)	**(4,418)**
Proceeds from sales of treasury stock	**—**	35	3,901	**—**
Dividends paid	**(6,689)**	(6,694)	(6,394)	**(55,649)**
Net cash provided by (used in) financing activities	**(11,689)**	19,772	18,417	**(97,246)**
Effect of exchange rate changes on cash and cash equivalents	**(4,050)**	4,704	2,529	**(33,694)**
Net increase in cash and cash equivalents	**36,236**	13,124	11,667	**301,465**
Cash and cash equivalents:				
Balance at beginning of year	**133,708**	120,436	108,769	**1,112,379**
Net increase in cash and cash equivalents due to mergers	**—**	148	—	**—**
Balance at end of year (Note 5)	**¥169,944**	¥133,708	¥120,436	**$1,413,844**
Supplemental information on cash flows:				
Cash paid during the period for interest	**¥ 3,327**	¥ 3,384	¥ 4,573	**$ 27,679**
Conversion of convertible bonds	**9**	2	28	**75**

The accompanying notes are an integral part of these statements.

1. Basis of Presentation of the Financial Statements

Fuji Heavy Industries Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting records in Japanese yen, and in accordance with the provisions set forth in Japan ("Japanese GAAP"). The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices generally accepted in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2003, which was ¥120.20 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that incurred between December 31 and March 31 are reflected in the consolidated financial statements.

The consolidated financial statements include the accounts of the Company and 66 subsidiaries in the year 2003 (67 in the year ended March 31, 2002 and 68 in the year ended March 31, 2001). In addition, 1 non-consolidated affiliate in the year 2003 (1 in the year ended March 31, 2002 and 2 in the year ended March 31, 2001) are accounted for by the equity method.

Investments in insignificant non-consolidated subsidiaries and affiliates not accounted for under the equity method are carried at cost.

The difference between the cost and underlying net equity of investments in subsidiaries and affiliated companies is allocated to identifiable assets based on fair value at the date of acquisition. The unallocated residual value of the excess of the cost over the underlying net equity is recognized as consolidation adjustments and goodwill, and is amortized over a period of 5 years on the straight-line basis. However, consolidation adjustments that arose from making Subaru of Indiana Automotive, Inc. (SIA) a wholly owned subsidiary of the Company are amortized differently. The portion that clearly corresponds to forecasted future losses will be amortized according to the generation of such losses, and the remaining portion of the consolidation adjustments will be amortized by the straight-line method over 5 years.

All assets and liabilities of subsidiaries, which include not only the Company's interest in the subsidiary but also the minority interest portion, are valued based on fair values at the date the Company acquires control over the subsidiary. The investment cost of the Company is allocated to the identifiable assets and liabilities of the subsidiary; the unallocated cost is recorded as consolidated adjustments and goodwill.

Translation of foreign currency accounts

Under Japanese accounting standard for foreign currency translation, monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the current statements of income.

Assets and liabilities of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rates in effect at the balance sheet date of the foreign subsidiaries and affiliates, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current year. The resulting foreign currency translation adjustments are included "Translation adjustments" in shareholders' equity and minority interest in the consolidated balance sheet.

Cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Revenue recognition

Revenue from sales of finished products is generally recognized when such products are shipped to dealers or customers. Provisions for sales allowances and incentives are recognized at the time of the sale. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

Marketable securities and investment securities

Under Japanese accounting standards for financial instruments, securities for which fair value is available are stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized, while securities for which fair value is not available are stated at cost as determined by the moving-average method. Held-to-maturity debt securities are stated using the amortized interest cost method. Securities not listed on stock exchanges were stated at cost, as determined by the moving-average method, after devaluation for any permanent impairment.

Derivative financial instruments and hedge accounting

Japanese accounting standard for financial instruments requires the Company and consolidated subsidiaries to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

For derivative financial instruments used as hedges and which meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related gains or losses on the hedged items are recognized.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities, are summarized as follows:

Financial Instrument	Transaction, Assets and Liabilities
Forward exchange contracts	Future foreign exchange transactions
Interest swaps	Borrowings

The risk exposures to movements in the foreign exchange rates and interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy. Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in the exchange rates and interest rates at their inception as well as during their term.

Inventories

Finished products are stated principally at cost determined by the moving-average method. Raw materials, work in process and supplies are stated principally at cost determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Significant renewals and additions are capitalized; ordinary maintenance and ordinary repairs, and minor renewals and minor improvements are charged to consolidated statement of income as incurred.

Depreciation of the property, plant and equipment is principally computed by the declining-balance method for the Company and domestic consolidated subsidiaries, and using the straight-line method for foreign consolidated subsidiaries at rates based on the estimated useful lives of the assets according to general class, type of construction and use.

Accounting for leases

In principle, finance leases are accounted for on a similar basis to sales by lessors or purchases by lessees. However, finance leases which do not transfer ownership of leased assets to lessees as stipulated in lease contracts can be accounted for as an operating lease if certain "as if capitalized" information is disclosed in the notes to the financial statements. Therefore, as a lessee, the Company and consolidated subsidiaries have accounted for those leases as operating leases and have charged periodic lease payments to expenses when paid.

Intangible assets

Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized, while other identifiable assets are amortized by the straight-line method, in accordance with SFAS 142.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

Accrued pension and severance liability

On terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pensions as described below, based on current rates of pay, length of service, and conditions under which the termination occurs. The minimum payment is an amount based on voluntary retirement. In addition to the minimum payment based on voluntary retirement, employees receive additional benefits for retirement due to age limit, death or other defined reasons.

Certain subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plan.

Under Japanese accounting standards for pension and severance benefits, accrued pension and severance liability for employees has been provided based on the estimated amounts of projected benefit obligation and fair value of plan assets at the end of the fiscal year. Actuarial gains and losses will be amortized from the next fiscal year by the straight-line method over the periods (5–18 years); which are less than the estimated remaining service periods of employees.

Accrued pension contribution for defined benefit pension plans is included in accrued pension and severance liability.

Retirement benefits to directors and statutory auditors are subject to approval at a meeting of shareholders. Previously, severance and retirement benefits for directors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed from April 1, 2001. The impact of such change on statements of income has not been significant and is also stated in Note 20.

Research and development costs

Research and development costs are expensed as incurred and amounted to ¥60,110 million (US$550,083 thousand), ¥54,903 million and ¥46,622 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Other costs

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experience of warranty services and estimated future warranty costs.

Income taxes

The provision for income taxes is computed based on the pretax income for the financial reporting purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each year. Diluted EPS assumes the potential dilution that could occur if all convertible securities were converted or other contracts to issue common stock were exercised to the extent that it is not antidilutive.

Effective April 1, 2002, the Company and consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the previous year would have been ¥40.52 (US$ 0.34), if this new accounting standard were applied retroactively.

Accounting Standard for Treasury Stock and Reversal of Statutory Reserves

Effective April 1, 2002, the Company and consolidated subsidiaries adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1, "*Accounting Standard for Treasury Stock and Reversal of Statutory Reserves,*" *issued by the Accounting* Standards Board of Japan on February 21, 2002). The effect on consolidated financial statements of the adoption of this new accounting standard was immaterial.

Reclassifications

Certain reclassifications within the financial statements for the years ended March 31, 2002 and 2001 have been made to conform to the presentation for the year ended March 31, 2003.

3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

Subaru of Indiana Automotive, Inc. (SIA, formerly Subaru-Isuzu Automotive Inc.), a consolidated subsidiary in the United States, had been a joint venture company of Isuzu Motors Ltd. and the Company (the Company had held a 51 % of SIA share). On January 1, 2003, as a result of dissolution of the joint venture relationship with Isuzu Motors Ltd. and execution of an agreement for the consignment of production, the Company acquired Isuzu's share of SIA to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Due to the use of a class stock system at SIA, the Company had previously consolidated only the Subaru Division of SIA which had been governed by the Company through ownership of class F common stock, while the Isuzu Division of SIA, which had been governed by Isuzu Motors Ltd. through ownership of class I common stock, was excluded from the consolidated financial statements of the Company. However, as a result of the acquisition of Isuzu's share of SIA, the Company consolidates SIA as a whole including the Consignment Division (formerly the Isuzu Division).

Assets and liabilities of the Consignment Division of SIA at the beginning of its consolidation were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Current assets	¥20,691	$172,138
Long-term assets	40,464	336,639
Total assets	61,155	508,777
Current liabilities	5,287	43,985
Long-term liabilities	7,010	58,319
Total liabilities	12,297	102,304
Difference: Net assets	48,858	406,473
Acquisition cost of Isuzu's share	0	0
Consolidation adjustments	¥48,858	$406,473

Prior to the Company's acquisition of Isuzu's share of SIA, Isuzu Motors Ltd. made a capital injection into SIA in connection with the forecasted future losses related to the former Isuzu Division. In relation to the consignment of production agreement with Isuzu, the Company will operate the former Isuzu Division as the Consignment Division. As the consigned production activities are completed, SIA is expected to incur certain losses on the disposal of fixed assets, losses on cancellation of capital leases, and losses related to personnel reduction.

Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses will be amortized according to the generation of those losses, and the remaining portion will be amortized by the straight-line method over 5 years.

Since Isuzu's share was acquired at end of the fiscal year, the straight-line amortization portion will start from the following fiscal year. The annual amortization based on currently forecasted losses was as follows:

	Millions of yen	*Thousands of U.S. dollars*
March 31, 2004	¥ 6,700	$ 55,741
March 31, 2005	7,800	64,892
March 31, 2006	13,100	108,985
March 31, 2007	4,900	40,765
March 31, 2008 and thereafter	16,358	136,090
	¥48,858	$406,473

Other assets under "investments and other assets" included ¥32,794 million (US$ 272,829) in restricted collateral cash of SIA, has been pledged as alternative credit for collateral to secure the lease payment of production equipment of Isuzu vehicles. The restricted collateral cash was part of the capital injection by Isuzu Motors Ltd. made before acquisition of Isuzu's share of SIA.

4. Effect of Bank Holiday on March 31, 2002

As financial institutions in Japan were closed on March 31, 2002, ¥1,647 million of notes receivable and ¥209 million of notes payable maturing on March 31, 2002 were settled on the following business day, April 1, 2002 and accounted for accordingly.

5. Additional Cash Flow Information

(a) Cash and cash equivalents as of March 31, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Cash and time deposits	**¥ 69,781**	¥ 56,466	**$ 580,541**
Marketable securities	**94,636**	116,461	**787,321**
Short-term loans	**98,177**	71,677	**816,780**
	262,594	244,604	**2,184,642**
Less maturity over three months	**(92,650)**	(110,896)	**(770,798)**
Cash and cash equivalents	**¥169,944**	¥133,708	**$1,413,844**

(b) Assets and liabilities of newly consolidated subsidiary and the division of a consolidated subsidiary which was being consolidated for the first time due to acquisition of the share:

Assets and liabilities of YAMANASHI SUBARU MOTOR CO., LTD. and relationship with acquisition cost and net cash outflow of such acquisition, which included in "Other, net" under cash flows from investing activities, were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Current assets	¥333	$2,770
Long-term assets	520	4,326
Consolidation adjustments	277	2,305
Current liabilities	(572)	(4,759)
Long-term liabilities	(273)	(2,271)
Acquisition cost of YAMANASHI SUBARU	285	2,371
Cash and cash equivalents of YAMANASHI SUBARU	(167)	(1,389)
Net cash used for acquisition of YAMANASHI SUBARU	¥118	$ 982

Assets and liabilities of the Consignment Division of Subaru of Indiana Automotive, Inc. (SIA) at the beginning of its consolidation, and relationship with acquisition cost of Isuzu's share of SIA and net increase in cash and cash equivalents due to such acquisition of the share were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Current assets	¥20,691	$172,138
Long-term assets	40,464	336,639
Current liabilities	(5,287)	(43,985)
Long-term liabilities	(7,010)	(58,319)
Consolidation adjustments	(48,858)	(406,473)
Acquisition cost of Isuzu's share	0	0
Cash and cash equivalents of the Consignment Division of SIA	(12,989)	(108,062)
Net increase in cash and cash equivalents due to acquisition of Isuzu's share of SIA	¥12,989	$108,062

6. Marketable Securities and Investment Securities

Information as to the value of marketable securities and investment securities at March 31, 2003 and 2002 was as follows:

(1) Held-to-maturity debt securities for which fair market value are available:

(a) As of March 31, 2003:

			Millions of yen
	Book value	*Fair market value*	*Difference*
Fair market value exceeding book value:			
Government bonds	**¥5**	**¥5**	**¥0**
Total	**¥5**	**¥5**	**¥0**

			Thousands of U.S. dollars
	Book value	*Fair market value*	*Difference*
Fair market value exceeding book value:			
Government bonds	**$42**	**$42**	**$0**
Total	**$42**	**$42**	**$0**

(b) As of March 31, 2002:

			Millions of yen
	Book value	*Fair market value*	*Difference*
Fair market value exceeding book value:			
Government bonds	¥ 5	¥ 5	¥ 0
Sub-total	5	5	0
Fair market value not exceeding book value:			
Corporate bonds	5,000	4,860	(140)
Sub-total	5,000	4,860	(140)
Total	¥5,005	¥4,865	¥(140)

(2) Other investment securities (available for sale securities) with fair market value:

(a) As of March 31, 2003:

			Millions of yen
	Acquisition cost	*Book value*	*Difference*
Book value exceeding acquisition cost:			
Equity securities	¥ 6,181	¥13,974	¥7,793
Debt securities			
Government and municipal bonds	4,966	5,142	176
Corporate bonds	6,566	6,631	65
Other	201	201	0
Other	300	300	0
Sub-total	18,214	26,248	8,034
Book value not exceeding acquisition cost:			
Equity securities	15,844	13,634	(2,210)
Debt securities			
Government and municipal bonds	—	—	—
Corporate bonds	4,317	4,309	(8)
Other	1,959	1,958	(1)
Other	325	306	(19)
Sub-total	22,445	20,207	(2,238)
Total	¥40,659	¥46,455	¥5,796

			Thousands of U.S. dollars
	Acquisition cost	*Book value*	*Difference*
Book value exceeding acquisition cost:			
Equity securities	$ 51,423	$116,256	$64,833
Debt securities			
Government and municipal bonds	41,314	42,779	1,465
Corporate bonds	54,626	55,166	540
Other	1,672	1,672	0
Other	2,496	2,496	0
Sub-total	151,531	218,369	66,838
Book value not exceeding acquisition cost:			
Equity securities	131,813	113,428	(18,385)
Debt securities			
Government and municipal bonds	—	—	—
Corporate bonds	35,915	35,849	(66)
Other	16,298	16,289	(9)
Other	2,704	2,546	(158)
Sub-total	186,730	168,112	(18,618)
Total	$338,261	$386,481	$48,220

(b) As of March 31, 2002:

			Millions of yen
	Acquisition cost	*Book value*	*Difference*
Book value exceeding acquisition cost:			
Equity securities	¥10,215	¥19,906	¥ 9,691
Debt securities			
Government and municipal bonds	1,068	1,074	6
Corporate bonds	674	677	3
Other	2,636	2,637	1
Other	6,505	6,575	70
Sub-total	21,098	30,869	9,771
Book value not exceeding acquisition cost:			
Equity securities	14,714	13,624	(1,090)
Debt securities			
Government and municipal bonds	1,998	1,972	(26)
Corporate bonds	15,955	15,921	(34)
Other	4,450	4,445	(5)
Other	198	172	(26)
Sub-total	37,315	36,134	(1,181)
Total	¥58,413	¥67,003	¥ 8,590

(3) Other investment securities (available for sale securities) sold during the years ended March 31, 2003 and 2002:

(a) For the year ended March 31, 2003:

Sales amount	*Total gain*	*Total loss*
¥431,864 million	¥51 million	¥31 million
US$3,592,879 thousand	US$424 thousand	US$258 thousand

(b) For the year ended March 31, 2002:

Sales amount	*Total gain*	*Total loss*
¥815,133 million	¥49 million	¥136 million

(4) Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in (1)) as of March 31, 2003 and 2002:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Commercial paper	**¥35,646**	¥20,174	**$296,556**
Money management fund	**33,064**	31,897	**275,075**
Unlisted stocks (excluding over-the-counter stocks)	**6,787**	6,523	**56,464**
Medium-term government bond fund	**6,504**	7,103	**54,110**
Beneficiary rights to the trust	**4,122**	—	**34,293**
Negotiable certificated deposit	**2,000**	—	**16,639**
Free financial fund	**—**	17,806	**—**
Medium-term note	**—**	8,000	**—**

Note: The Company and consolidated subsidiaries recognized ¥3,188 million (US$ 26,522 thousand) and ¥8,970 million in loss on devaluation of securities for the years ended March 31, 2003 and 2002, respectively, out of which, the devaluation of investment securities with fair market value was ¥2,950 million (US$ 24,542 thousand) and ¥7,577 million for the years ended March 31, 2003 and 2002, respectively.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50% of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair value has declined between 30% to 50% in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

(5) Schedule of redemption for other securities with maturity and held-to-maturity debt securities as of March 31, 2003 and 2002:

(a) As of March 31, 2003:

	Millions of yen				*Thousands of U.S. dollars*			
	Within 1 year	*1 to 5 years*	*5 to 10 years*	*Over 10 years*	*Within 1 year*	*1 to 5 years*	*5 to 10 years*	*Over 10 years*
1) Debt securities								
Government and municipal bonds	**¥ 68**	**¥3,843**	**¥1,010**	**¥225**	**$ 566**	**$31,972**	**$ 8,403**	**$1,872**
Corporate bonds	**10,062**	**505**	**699**	**505**	**83,711**	**4,201**	**5,815**	**4,201**
Other	**37,814**	**161**	**—**	**—**	**314,592**	**1,339**	**—**	**—**
2) Other	**4,424**	**—**	**—**	**—**	**36,805**	**—**	**—**	**—**
Total	**¥52,368**	**¥4,509**	**¥1,709**	**¥730**	**$435,674**	**$37,512**	**$14,218**	**$6,073**

(b) As of March 31, 2002:

	Millions of yen			
	Within 1 year	*1 to 5 years*	*5 to 10 years*	*Over 10 years*
1) Debt securities				
Government and municipal bonds	¥ 750	¥1,483	¥671	¥147
Corporate bonds	24,200	115	243	28
Other	27,109	5,147	—	—
2) Other	1,190	202	—	—
Total	¥53,249	¥6,947	¥914	¥175

7. Inventories

Inventories at March 31, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Finished products	**¥120,986**	¥119,925	**$1,006,539**
Work in process	**55,698**	53,364	**463,378**
Raw materials	**20,005**	17,157	**166,431**
Supplies	**1,967**	2,102	**16,364**
	¥198,656	¥192,548	**$1,652,712**

8. Property, Plant and Equipment

Property, plant and equipment at March 31, 2003 and 2002 were summarized as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Buildings and structures	**¥254,567**	¥239,229	**$2,117,862**
Machinery and vehicles	**477,782**	459,791	**3,974,892**
Other	**198,164**	189,630	**1,648,619**
	930,513	888,650	**7,741,373**
Less accumulated depreciation	**(606,307)**	(579,422)	**(5,044,151)**
Land	**157,895**	150,649	**1,313,602**
Construction in progress	**14,441**	21,880	**120,141**
Total	**¥496,542**	¥481,757	**$4,130,965**

9. Revaluation Reserve for Land

In accordance with the Law to Partially Revise the Land Revaluation Law (Law No. 34, enacted on March 31, 1998), land owned by a consolidated subsidiary for business use was revalued. The unrealized gains from the revaluation were included in shareholders' equity as "Revaluation reserve for land", net of deferred taxes. The deferred taxes of the unrealized gains were included in other long-term liabilities. The land was revalued as of March 31, 2002 as follows:

	Millions of yen
Book value of land for business use before revaluation	¥ 592
Book value of land for business use after revaluation	1,704

The fair value of land is determined based on official notice prices that are assessed and published by the Commissioner of the National Tax Administration, as stipulated in Article 2, paragraph 3 of the Ordinance Implementing the Law Concerning Land Revaluation. Reasonable adjustments, including those for the timing of assessment, are made to the official notice prices.

According to the Law, the Company and consolidated subsidiaries are not permitted to revalue the land after April 1, 2002. Such unrecorded gain on revaluation at March 31, 2003 was ¥209 million (US$ 1,739 thousand).

10. Short-Term Borrowings and Long-Term Debts

Short-term borrowings at March 31, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	*2002*	***2003***
Bank loans with average interest rate of 1.09% and 1.60% per annum as of March 31, 2003 and 2002, respectively	¥173,084	¥169,807	$1,439,967
Commercial paper with average interest rate of 0.03% per annum as of March 31, 2003	9,000	—	74,875
	¥182,084	¥169,807	$1,514,842

Long-term debts at March 31, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	*2002*	***2003***
Loans principally from banks and insurance companies due through 2019 with average interest rate of 2.17% and 4.30% per annum as of March 31, 2003 and 2002, respectively	**¥ 97,448**	¥105,325	**$ 810,715**
Unsecured 1.80% convertible bonds due March 31, 2003, convertible currently at ¥633.30 for one common share, redeemable before due date	**—**	2,033	**—**
Unsecured 0.90% convertible bonds due September 30, 2003, convertible currently at ¥513.00 ($4.27) for one common share, redeemable before due date	**18,774**	18,777	**156,190**
Unsecured 2.25% bonds due July 31, 2002	**—**	20,000	**—**
Unsecured 2.10% bonds due August 29, 2003	**10,000**	10,000	**83,195**
Unsecured 2.30% bonds due September 30, 2005	**10,000**	10,000	**83,195**
Unsecured 1.76% bonds due April 30, 2004	**10,000**	10,000	**83,195**
Unsecured 0.97% bonds due May 15, 2006	**20,000**	20,000	**166,389**
Unsecured 1.22% bonds due September 30, 2008	**30,000**	30,000	**249,584**
Unsecured 0.89% bonds due September 28, 2007	**10,000**	—	**83,194**
Secured 1.80% bonds of a consolidated subsidiary due July 7, 2005	**300**	300	**2,496**
Secured 0.93% bonds of a consolidated subsidiary due February 15, 2007	**500**	500	**4,160**
	207,022	226,935	**1,722,313**
Less—Portion due within one year	**(57,660)**	(43,845)	**(479,701)**
	¥149,362	¥183,090	**$1,242,612**

Annual maturities of long-term debts at March 31, 2003 were as follows:

	Millions of yen	Thousands of U.S. dollars
2004	¥ 57,660	$ 479,701
2005	43,373	360,840
2006	38,674	321,747
2007	25,440	211,647
2008	10,459	87,013
2009 and thereafter	31,416	261,365
	¥207,022	$1,722,313

The following assets as of March 31, 2003 and 2002 were pledged as collateral for certain loans:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	**2003**
Notes and accounts receivable, trade	**¥ 34,843**	¥ 22,934	**$ 289,875**
Other current assets	**1,079**	784	**8,977**
Property, plant and equipment	**105,815**	116,311	**880,324**
Investment securities	**—**	206	**—**
Other assets	**—**	376	**—**
	¥141,737	¥140,611	**$1,179,176**

The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) at March 31, 2003 were as follows:

	Millions of yen	Thousands of U.S. dollars
Total commitments	¥109,337	$909,626
Less amounts currently executed	19,369	161,140
Unexecuted balance	¥ 89,968	$748,486

11. Unexecuted Balance of Overdraft Facilities and Lending Commitments

The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) at March 31, 2003 was as follows:

	Millions of yen	Thousands of U.S. dollars
Total overdraft facilities and lending commitments	¥6,215	$51,706
Less amounts currently executed	1,980	16,473
Unexecuted balance	¥4,235	$35,233

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

12. Pension and Severance Plans

The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans. The plan of the Company covers 80% of retirement and severance benefits for employees who terminate employment at age 50 or over. Foreign subsidiaries primarily have defined contribution plans.

Reconciliation between the projected pension and severance obligation and accrued for pension and severance liability as of March 31, 2003 and 2002 was as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
a. Projected pension and severance obligation	**¥130,994**	¥129,766	**$1,089,800**
b. Plan assets	**(44,873)**	(49,856)	**(373,319)**
c. Unfunded pension and severance obligations	**86,121**	79,910	**716,481**
d. Unamortized actuarial gain/loss	**(21,137)**	(13,779)	**(175,849)**
e. Unamortized prior service cost	**(3,841)**	(4,137)	**(31,955)**
f. Net amount recorded in balance sheet	**61,143**	61,994	**508,677**
g. Prepaid pension cost	**(27)**	(19)	**(225)**
h. Accrued pension and severance liability	**¥ 61,170**	¥ 62,013	**$ 508,902**

Notes: 1. The above amounts included the government pension plan funded by social security taxes paid by employees and employer.
2. Certain insignificant consolidated subsidiaries calculated the liability using the simplified method.
3. In addition to the above plan assets, there were plan assets for the multi-employer pension plan amounted to ¥17,560 million (US$146,090 thousand) and ¥18,001 million for the years ended March 31, 2003 and 2002, respectively. The plan assets for the multi-employer pension plan could not be allocated to each specific participating employer and were allocated based on the number of participants.

Periodic pension and severance costs for the years ended March 31, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	2001	**2003**
a. Service cost	**¥10,004**	¥ 9,099	¥ 8,405	**$ 83,228**
b. Interest cost	**3,047**	3,284	3,187	**25,349**
c. Expected return on plan asset	**(1,262)**	(1,856)	(1,886)	**(10,499)**
d. Amortization of transition liability	**—**	—	44,519	**—**
e. Amortization of actuarial gain/loss	**770**	422	—	**6,406**
f. Amortization of prior service cost	**296**	—	—	**2,463**
g. Pension and severance cost	**¥12,855**	¥10,949	¥54,225	**$106,947**

Notes: 1. The above amounts did not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method were included in service cost above.
3. Service costs above included service cost for the multi-employer pension plan amounted to ¥907 million (US$7,546 thousand) and ¥846 million for the years ended March 31, 2003 and 2002, respectively, in which plan assets could not be allocated to each specific participating employer.
4. Service costs above included contributions for the defined contribution plans of foreign subsidiaries amounted to ¥1,579 million (US$13,136 thousand) and ¥1,286 million for the years ended March 31, 2003 and 2002, respectively.
5. In addition to the pension and severance cost above, additional retirement payments amounted to ¥137 million (US$ 1,140 thousand) and ¥56 million for the years ended March 31, 2003 and 2002, respectively, were included in general and administrative expenses.

Actuarial assumptions used in computation of pension and severance liability were as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	Primarily 2.5% (FY2002–3.0%)
c. Expected rate of return on plan assets	Primarily 2.5% (FY2002–4.0%)
d. Amortization of actuarial gain/loss	Primarily 18 years (will be amortized by the straight-line method starting from the next fiscal year based on periods less than estimated average remaining service period of employees)
e. Amortization of prior service cost	Primarily 14 years (will be amortized by the straight-line method based on periods less than estimated average remaining service period of employees)

13. Income Taxes

The Company and consolidated subsidiaries are subject to a number of taxes based on income, which in aggregate, resulted in normal statutory income tax rates of approximately 41.8% for the years ended March 31, 2003, 2002 and 2001.

A reconciliation of the statutory tax rate in Japan to the Company's effective income tax rate for the years ended March 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Statutory income tax rate in Japan	**41.8%**	41.8%	41.8%
Increase (reduction) in taxes resulting from:			
Changes in valuation allowance and tax benefit realized from the losses carried forward	**(8.1)**	6.8	(35.3)
Adjustment of past corporate income taxes	**(6.3)**	1.4	—
Special deduction on corporate income taxes	**(3.1)**	—	—
Entertainment and other non-deductible expenses	**2.5**	1.4	2.1
Effect of change in the statutory tax rate in Japan	**1.5**	—	(4.0)
Effect of lower taxes on foreign income	**—**	(0.7)	(2.3)
Other	**0.6**	(0.3)	(1.4)
Effective income tax rate	**28.9%**	50.4%	0.9%

Significant components of the deferred tax assets and liabilities at March 31, 2003 and 2002 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Deferred tax assets:			
Deficit carry forwards	**¥ 4,733**	¥ 4,190	**$ 39,376**
Unrealized gain on sales of inventories	**11,280**	9,078	**93,844**
Accrued pension and severance liabilities	**20,409**	22,428	**169,792**
Accrued expenses	**5,047**	3,858	**41,988**
Accrued employees bonuses	**6,005**	5,008	**49,958**
Warranty claims	**7,452**	7,843	**61,997**
Loss on valuation of investment securities	**3,964**	4,067	**32,978**
Unrealized gain on sales of property, plant and equipment	**6,491**	7,417	**54,002**
Loss on valuation of property, plant and equipment	**3,400**	—	**28,286**
Other	**25,303**	22,693	**210,508**
Total deferred tax assets	**94,084**	86,582	**782,729**
Valuation allowance	**(8,967)**	(10,378)	**(74,601)**
Total deferred tax assets, net of valuation allowance	**85,117**	76,204	**708,128**
Deferred tax liabilities:			
Depreciation and amortization	**(15,931)**	(12,442)	**(132,538)**
Net unrealized holding gains on investment securities	**(2,332)**	(3,619)	**(19,401)**
Revaluation reserve for land	**(442)**	(457)	**(3,677)**
Other	**(721)**	(146)	**(5,998)**
Total deferred tax liabilities	**(19,426)**	(16,664)	**(161,614)**
Net deferred tax assets	**¥65,691**	¥59,540	**$546,514**

Net deferred tax assets were included in the following accounts in the accompanying consolidated balance sheets.

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2003	2002	**2003**
Current assets—Deferred tax assets	**¥40,340**	¥34,278	**$335,607**
Investments and other assets—Deferred tax assets	**33,466**	31,790	**278,419**
Current liabilities—Other current liabilities	**(1)**	—	**(8)**
Long-term liabilities—Other long-term liabilities	**(8,114)**	(6,528)	**(67,504)**
Total net deferred tax assets	**¥65,691**	¥59,540	**$546,514**

The aggregate statutory income tax rate used for calculation of deferred tax assets and liabilities was 41.8% for the year ended March 31, 2002. Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 41.8% for current items and 40.5% for non-current items at March 31, 2003.

As a result of the change in the aggregate statutory income tax rates, net deferred tax assets decreased by ¥640 million (US$5,324 thousand) and income taxes—deferred on the consolidated statement of income, net unrealized holding gains on securities, revaluation reserve for land and minority interest increased by ¥728 million (US$6,057 thousand), ¥73 million (US$607 thousand), ¥8 million (US$67 thousand) and ¥7 million (US$58 thousand), respectively.

14. Shareholders' Equity

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

Effective October 1, 2001, the Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. [The total amount of legal earnings reserve and additional paid-in capital of the Company has been reached to 25% of common stock, and therefore the Company is not required to provide legal earnings reserve any more.] The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code.

In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2003 include amounts representing final cash dividends of ¥3,341 million (US$27,795 thousand), ¥9 (US$0.07) per share, and directors' bonuses of ¥110 million (US$915 thousand), which were approved at the shareholders' meeting held on June 25, 2003.

15. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Transportation and packing expenses	**¥ 14,089**	¥ 14,171	¥ 14,578	**$ 117,215**
Advertisement cost	**51,279**	51,196	42,633	**426,614**
Sales incentives	**25,640**	22,182	15,248	**213,311**
Salary and bonus	**55,446**	55,298	54,026	**461,281**
Research and development cost	**58,788**	53,735	45,780	**489,085**
Others	**87,992**	84,481	79,108	**732,045**
	¥293,234	¥281,063	¥251,373	**$2,439,551**

16. Loss on Liquidation of Affiliated Companies and Discontinued Operations

In fiscal 2002 the Company recorded loss on liquidation of affiliated companies to cover potential losses from liquidation and guarantees based on the reasonable assessment of the financial condition of the affiliated companies.

The Company terminated the operation of Bus and Train Production by March 31, 2003. Loss on discontinued operations due to the termination of bus production was ¥893 million (US$7,429 thousand) and train production was ¥989 million (US$8,228 thousand).

17. Leases

(1) Information as lessee

As allowed under Japanese accounting standards, the Company and consolidated subsidiaries in Japan account for finance leases, which do not transfer ownership of leased assets to lessees as stipulated in lease contracts, as an operating lease. The "as if capitalized" information of such leases was as follows:

Details of the leased assets:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	**2003**
Machinery, equipment and vehicles	**¥1,156**	¥1,159	**$ 9,617**
Other tangible assets	**2,677**	4,556	**22,271**
Intangibles assets	**536**	659	**4,459**
	4,369	6,374	**36,347**
Accumulated depreciation	**(2,671)**	(3,785)	**(22,221)**
Net	**¥1,698**	¥2,589	**$14,126**

Information related to finance leases for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Lease expense	**¥990**	¥1,331	¥1,879	**$8,236**
Depreciation expense	**895**	1,246	1,725	**7,446**
Interest expense portion	**54**	73	111	**449**

Future minimum lease/rent payments, excluding the portion of interest thereon, as of March 31, 2003 and 2002 were as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	**2003**
Finance leases:			
Due within one year	**¥ 597**	¥ 1,026	**$ 4,967**
Due after one year	**868**	1,518	**7,221**
	¥ 1,465	¥ 2,544	**$ 12,188**
Operating leases:			
Due within one year	**¥ 6,296**	¥ 3,317	**$ 52,379**
Due after one year	**65,570**	36,779	**545,508**
	¥71,866	¥40,096	**$597,887**

(2) Information as lessor

Capitalized lease assets for finance leases at March 31, 2003 and 2002 were as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	**2003**
Machinery, equipment and vehicles	**¥21,544**	¥11,961	**$179,235**
Other tangible assets	**7,742**	7,781	**64,409**
Intangible assets	**755**	213	**6,281**
	30,041	19,955	**249,925**
Accumulated depreciation	**(12,585)**	(8,867)	**(104,700)**
	¥17,456	¥11,088	**$145,225**

Information related to finance leases for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Lease income	**¥9,273**	¥7,832	¥5,086	**$77,146**
Depreciation expense	**6,236**	5,894	3,901	**51,880**
Interest income portion	**1,688**	1,153	1,286	**14,043**

Future minimum lease/rent payments receivable, excluding the portion of interest thereon, as of March 31, 2003 and 2002 was as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	**2003**
Finance leases:			
Due within one year	**¥ 7,083**	¥ 5,624	**$ 58,927**
Due after one year	**13,071**	10,710	**108,744**
	¥20,154	¥16,334	**$167,671**
Operating leases:			
Due within one year	**¥ 5,084**	¥ 9,086	**$ 42,296**
Due after one year	**3,291**	6,962	**27,379**
	¥ 8,375	¥16,048	**$ 69,675**

18. Contingent Liabilities

Contingent liabilities at March 31, 2003 were as follows:

	Millions of yen	Thousands of U.S. dollars
Trade notes discounted with banks	¥ 184	$ 1,531
As guarantor of the indebtedness from financial institutes	36,241	301,506
As guarantor of the indebtedness of affiliated companies	6,187	51,473

19. Derivative Financial Instruments

In the normal course of business, the Company and consolidated subsidiaries employ derivative financial instruments, including foreign exchange forward contracts and interest rate swaps, to manage their exposure to fluctuations in foreign currency exchange rates and interest rates. The Company and consolidated subsidiaries do not use derivatives for speculative or trading purposes.

Fair value information of the derivative financial instruments at March 31, 2003 and 2002 was as follows:

(1) Foreign currency contracts:

(a) As of March 31, 2003:

	Millions of yen			Thousands of U.S. dollars		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency options contracts:						
Sell—						
Call U.S. dollar	**¥10,582**			**$88,037**		
	[97]	**¥196**	**¥ (99)**	**[807]**	**$1,631**	**$(824)**
Buy—						
Put U.S. dollar	**10,582**			**88,037**		
	[97]	**127**	**30**	**[807]**	**1,057**	**250**

(b) As of March 31, 2002:

	Millions of yen		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency options contracts:			
Sell—			
Call U.S. dollar	¥2,648		
	[22]	¥48	¥ (26)
Buy—			
Put U.S. dollar	2,522		
	[22]	6	(16)

Note: The amounts in [brackets] are the carrying amounts of the premium on the option recorded as other current assets or liabilities.

(2) Interest rate contracts:

(a) As of March 31, 2003:

	Millions of yen			Thousands of U.S. dollars		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Interest swap contracts:						
Receive floating rate pay fixed rate	¥5,800	¥(134)	¥(134)	$48,253	$(1,115)	$(1,115)

(b) As of March 31, 2002:

	Millions of yen		
	Contract amount	Fair value	Unrealized gains (losses)
Interest swap contracts:			
Receive floating rate pay fixed rate	¥3,000	¥(34)	¥(34)

Method to determine fair value is based on quotations obtained from financial institutions.

Derivative financial instruments, principally forward exchange contracts and currency and interest swaps, that qualify as a hedge and are accounted for using the deferred hedge accounting method, are excluded from the above table according to the disclosure requirements.

20. Segment Information

Information by industry segment

The Company and its consolidated subsidiaries operate principally in four industry segments: automobiles, industrial products, aerospace and other business fields (including transportation equipment).

A summary of net sales, operating income, assets, depreciation expense and capital expenditures by industry segments for the years ended March 31, 2003, 2002 and 2001 is shown below:

Net sales:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2003	*2002*	*2001*	**2003**
Net sales:				
Automobiles—				
Outside customers	**¥1,229,807**	¥1,219,766	¥1,167,209	**$10,231,340**
Inter-segment	**3,231**	2,970	3,131	**26,880**
Total	**1,233,038**	1,222,736	1,170,340	**10,258,220**
Industrial products—				
Outside customers	**41,586**	39,419	44,224	**345,973**
Inter-segment	**75**	136	140	**624**
Total	**41,661**	39,555	44,364	**346,597**
Aerospace—				
Outside customers	**63,009**	66,276	65,504	**524,202**
Inter-segment	**76**	53	118	**632**
Total	**63,085**	66,329	65,622	**524,834**
Other—				
Outside customers	**37,935**	37,032	34,951	**315,599**
Inter-segment	**3,526**	3,658	2,555	**29,334**
Total	**41,461**	40,690	37,506	**344,933**
Corporate and elimination	**(6,908)**	(6,817)	(5,945)	**(57,471)**
Consolidated total	**¥1,372,337**	¥1,362,493	¥1,311,887	**$11,417,113**

Segment profit or loss:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2003	*2002*	*2001*	**2003**
Operating income (loss):				
Automobiles	**¥67,307**	¥85,649	¥82,211	**$559,958**
Industrial products	**(866)**	(290)	784	**(7,205)**
Aerospace	**3,359**	7,412	2,467	**27,945**
Other	**(3,114)**	(4,209)	(4,100)	**(25,907)**
Total	**66,686**	88,562	81,362	**554,791**
Corporate and elimination	**835**	(82)	311	**6,947**
Consolidated operating income	**¥67,521**	¥88,480	¥81,673	**$561,738**

Assets:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Total assets:				
Automobiles	**¥1,140,525**	¥1,053,708	¥ 956,131	**$ 9,488,560**
Industrial products	**55,793**	62,126	57,372	**464,168**
Aerospace	**101,130**	110,156	106,955	**841,348**
Other	**75,360**	70,233	74,851	**626,955**
Total	**1,372,808**	1,296,223	1,195,309	**11,421,031**
Corporate and elimination	**(28,736)**	(26,665)	(26,808)	**(239,068)**
Consolidated total	**¥1,344,072**	¥1,269,558	¥1,168,501	**$11,181,963**

Other significant items:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Depreciation expense:				
Automobiles	**¥ 61,743**	¥ 57,724	¥ 57,225	**$513,669**
Industrial products	**2,133**	2,055	1,943	**17,746**
Aerospace	**1,772**	2,084	2,392	**14,742**
Other	**2,248**	2,101	2,510	**18,702**
Total	**67,896**	63,964	64,070	**564,859**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥ 67,896**	¥ 63,964	¥ 64,070	**$564,859**
Capital expenditures for segment assets:				
Automobiles	**¥111,584**	¥109,054	¥ 95,255	**$928,320**
Industrial products	**3,551**	3,223	2,155	**29,542**
Aerospace	**1,284**	988	1,535	**10,682**
Other	**3,004**	5,111	3,356	**24,992**
Total	**119,423**	118,376	102,301	**993,536**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥119,423**	¥118,376	¥102,301	**$993,536**

Notes: 1. Definition of business segments

Business segments are defined based on product line and market.

2. Main products by each business segment

Business segment	*Main products*
Automobiles	*Passenger cars, minicars*
Industrial products	*General-purpose engines, power generators*
Aerospace	*Aircraft, parts of space-related devices*
Other	*Rail cars, specialized vehicles, buses, houses, real estate*

3. All operating costs and expense are allocated to each business segment.

4. All figures in corporate and elimination represent elimination.

5. Change of accounting policy

(Fiscal 2003)

None.

(Fiscal 2002)

Accrued directors' severance and retirement benefits.

Previously, severance and retirement benefits for directors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed beginning from the current year. The impact of such change on statements of income has not been significant.

(Fiscal 2001)

None.

6. As stated in "3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.," the Company acquired Isuzu's share of SIA and started to consolidate Consignment Division of SIA which had been formerly excluded from the consolidated financial statements of the Company. As a result, assets have increased by ¥61,155 million (US$508,777 thousand) in the automobile segment.

Information by geographic area

A summary of net sales, operating income and assets by geographic area for the years ended March 31, 2003, 2002 and 2001 is shown below:

Net sales:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Net sales:				
Japan—				
Outside customers	**¥ 786,257**	¥ 801,351	¥ 866,161	**$ 6,541,240**
Inter-segment	**295,900**	280,213	218,288	**2,461,730**
Total	**1,082,157**	1,081,564	1,084,449	**9,002,970**
North America—				
Outside customers	**582,326**	557,509	441,566	**4,844,642**
Inter-segment	**1,971**	1,972	1,645	**16,398**
Total	**584,297**	559,481	443,211	**4,861,040**
Other—				
Outside customers	**3,754**	3,633	4,161	**31,231**
Inter-segment	**231**	85	69	**1,922**
Total	**3,985**	3,718	4,230	**33,153**
Corporate and elimination	**(298,102)**	(282,270)	(220,003)	**(2,480,050)**
Consolidated total	**¥1,372,337**	¥1,362,493	¥1,311,887	**$11,417,113**

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Operating income:				
Japan	**¥57,136**	¥72,393	¥62,818	**$475,341**
North America	**15,824**	20,705	21,848	**131,647**
Other	**127**	63	62	**1,056**
Total	**73,087**	93,161	84,728	**608,044**
Corporate and elimination	**(5,566)**	(4,681)	(3,055)	**(46,306)**
Consolidated total	**¥67,521**	¥88,480	¥81,673	**$561,738**

Assets:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Assets:				
Japan	**¥1,020,224**	¥1,031,129	¥ 963,528	**$ 8,487,720**
North America	**373,125**	282,230	244,201	**3,104,201**
Other	**1,141**	1,220	1,281	**9,493**
Total	**1,394,490**	1,314,579	1,209,010	**11,601,414**
Corporate and elimination	**(50,418)**	(45,021)	(40,509)	**(419,451)**
Consolidated total	**¥1,344,072**	¥1,269,558	¥1,168,501	**$11,181,963**

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expense are allocated to each segment.
4. All figures in corporate and elimination represent elimination.
5. Change of accounting policy
(Fiscal 2003)
None.
(Fiscal 2002)
Accrued directors' severance and retirement benefits.
Previously, severance and retirement benefits for directors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed beginning from the current year. The impact of such change on statements of income has not been significant.
(Fiscal 2001)
None.
6. As stated in "3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.," the Company acquired Isuzu's share of SIA and started to consolidate Consignment Division of SIA which had been formerly excluded from the consolidated financial statements of the Company. As a result, assets have increased by ¥61,155 million (US$508,777 thousand) in the North America segment.

Overseas sales

Overseas sales for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of yen		Millions of yen		Millions of yen		Thousands of U.S. dollars
	2003		2002		2001		**2003**
Overseas sales:							
North America	**¥ 622,783**	**45.4%**	¥ 607,630	44.6%	¥ 491,068	37.4%	**$ 5,181,223**
Europe	**72,841**	**5.3**	56,820	4.2	66,463	5.1	**605,998**
Other	**77,453**	**5.6**	66,778	4.9	66,160	5.0	**644,368**
Total	**¥ 773,077**	**56.3**	¥ 731,228	53.7%	¥ 623,691	47.5%	**$ 6,431,589**
Consolidated net sales	**¥1,372,337**	**100.0%**	¥1,362,493	100.0%	¥1,311,887	100.0%	**$11,417,113**

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Europe: Germany, Switzerland and England
Other: Australia and Chile
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.

To the Board of Directors of
FUJI HEAVY INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of FUJI HEAVY INDUSTRIES LTD. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended March 31, 2003, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of FUJI HEAVY INDUSTRIES LTD. and consolidated subsidiaries for year 2001, which are presented for comparative purposes, were audited by other auditors whose report dated June 27, 2001 expressed an unqualified opinion on those statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FUJI HEAVY INDUSTRIES LTD. and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Japan as described in Note 1 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following.

FUJI HEAVY INDUSTRIES LTD. and consolidated subsidiaries changed the methods of accounting for retirement benefit to directors and statutory auditors, effective April 1, 2001, as referred to in Notes 2 and 20 with which we concur.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan
June 25, 2003



Asahi & Co.

JAPAN

Fuji Robin Industries Ltd. (58.0%)
Manufacture, service, and sales of agricultural/forestry equipment, engines, fire pumps, and related parts
http://www5.mediagalaxy.co.jp/fujirobin/

Fuji Machinery Co., Ltd. (69.5%)
Manufacture and sales of automobile parts and industrial product parts
http://www.fuji-machinery.co.jp/

Ichitan Co., Ltd. (51.0%)
Manufacture and sales of forged automobile/industrial product parts
http://www.ichitan.co.jp/

Kiryu Industrial Co., Ltd. (97.5%)
Manufacture of Subaru specially equipped automobiles and management of Subaru automobile parts distribution
http://www.kiryu-kougyo.co.jp/

Subaru Kosan Co., Ltd. (100.0%)
Sales and leasing of real estate and travel agency operations

Subaru UI Co., Ltd. (100.0%)
Refurbishment, distribution, and sales of used Subaru cars

FICS Corporation (100.0%)
Distribution and service of Volvo automobiles

Subaru Finance Co., Ltd. (100.0%)
Leasing and rental of Subaru automobiles and industrial products and credit, financing, accounting service, and sales of insurance
http://www.subaru-finance.co.jp/

Yusoki Kogyo K.K. (45.6%)
Manufacture and sales of parts for car trailers, crane trucks, construction machinery, and automobiles
http://www.yusoki.co.jp/

TOKYO SUBARU INC. (100.0%)
and 40 other dealerships
Distribution, sales, and service of Subaru automobiles
http://www.sss.ne.jp/tokyo-subaru/

NIIGATA SUBARU, Inc.* (46.7%)
Distribution, sales, and service of Subaru automobiles
http://www.niigata-subaru.co.jp/

OVERSEAS

Subaru of America, Inc. (100.0%)
and 10 subsidiaries
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8500
Fax: +1-856-665-3346
Distribution and sales of Subaru automobiles and parts
http://www.subaru.com/

Fuji Heavy Industries U.S.A. Inc. (100.0%)
and one subsidiary
c/o Subaru of America, Inc.
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8532
Fax: +1-856-488-9279
Distribution and sales of Subaru automobiles and parts

Subaru Research & Development, Inc.
3995 Research Park Drive, Ann Arbor, MI 48108, U.S.A.
Phone: +1-734-623-0075
Fax: +1-734-623-0076
Research and development of automobiles

Subaru of Indiana Automotive, Inc. (100.0%)
and one subsidiary
5500 State Road 38 East, Lafayette, IN 47905, U.S.A.
Phone: +1-765-449-1111
Fax: +1-765-449-6952
Manufacture of Subaru automobiles
http://www.subaru-sia.com/

Subaru of Taiwan Co., Ltd.
8F-1, No. 100, Sec. 2, Chung Hsiao E. Rd.,
Taipei, Taiwan
Phone: +886-2-8866-6630
Fax: +886-2-2832-4021
http://www.subaru-sot.com.tw/

Subaru Canada, Inc. (100.0%)
and one subsidiary
5990 Falbourne Street, Mississauga, Ontario, Canada L5R 3S7
Phone: +1-905-568-4959
Fax: +1-905-568-8087
Distribution and sales of Subaru automobiles
http://www.subaru.ca/

Subaru Europe N.V./S.A. (100.0%)
Hermesstraat 6C, 1930 Nossegem-Zaventem, Belgium
Phone: +32-2-714-0400
Fax: +32-2-725-7792
Distribution, sales and marketing of automobiles, parts and accessories

Robin Manufacturing U.S.A., Inc. (60.0%)
1201 Industrial Road, Hudson, WI 54016, U.S.A.
Phone: +1-715-381-5902
Fax: +1-715-381-5901
Manufacture and sales of general-purpose, four-wheel buggy and golf cart engines

* Affiliates accounted for by the equity method

Head Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2111
Fax +81-3-3347-2338

Investor Relations Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2655
Fax: +81-3-3347-2295

Established
July 15, 1953

Paid-in Capital
¥144,454 million

Number of Shareholders
46,101

Number of Common Stock Issued and Outstanding
746,520,881

Domestic Manufacturing Divisions
Gunma Manufacturing Division (Automobile Division)
Utsunomiya Manufacturing Division (Aerospace Division and Eco technologies Division)
Saitama Manufacturing Division (Industrial Products Division)

Major Shareholders
General Motors of Canada Limited
The Chase Manhattan Bank, N.A. London
The Master Trust Bank of Japan, Ltd.
Japan Trustee Services Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Suzuki Motor Corporation
The Nippon Life Insurance Company
UFJ Trust Bank Ltd.
Sompo Japan Insurance Inc.
Mitsui Asset Trust and Banking Company Limited

Stock Listings
Tokyo Stock Exchange

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Web Site Address
http://www.fhi.co.jp/english/

Quarterly Common Stock Price Range (Tokyo Stock Exchange)


(Yen)
1200
1000
800
600
400
200
0

FY	1999	2000	2001	2002	**2003**
High	¥871	¥1,189	¥925	¥944	**¥712**
Low	469	647	608	471	**362**



1996 First Japanese maker to be recognized as "Supplier of the Year" (Main Structure Section) by Boeing
- Project participation contract with Raytheon Aircraft Company for the Hawker Horizon advanced business jet signed

1998 Aerospace Division receives ISO 9001 certification for quality management and quality assurance

1999 First Wing System delivered to Raytheon Aircraft Company for use in the Hawker Horizon business jet
- Utsunomiya Manufacturing Division receives ISO 14001environmental management systems certification

2000 Signed contract with America's Bell Helicopter for participation in development of a civilian tilt-rotor transport, the BA609

2000 Chosen as main contractor for Air Self-Defense Force's new trainer (follow-up to T-3 Mentor)

2001 Chosen as main contractor for Supersonic Transport (SST) from National Aerospace Laboratory of Japan

2002 Signed on a agreement with Boeing providing for FHI's participation in development of ultra high-speed Sonic Cruser
- Contract received from Airbus for the manufacture of A380 components
- HSFD PhaseáTflight test succeeded

2003 Received a "Supplier of the Year" from the Boeing Company


SUBARU
DIESEL
SGD3000S-III

1995 Saitama Manufacturing Division plant completed and commences operation in April
- Fuji Heavy Industries Singapore Pte. Ltd. established

1996 Industrial Products Division receives ISO 9001 certification for quality management and quality assurance

1998 Robin Europe GmbH Industrial Engine and Equipment established in Germany

1999 Saitama Manufacturing Division receives ISO 14001 environmental management systems certification

1999 Production and sales joint company, Changzhou Fuji Changchai Robin Gasoline Engine Co., Ltd., established in China

2001 Four models of the EX series of OHC engines launched
Production begins at Changzhou Fuji Changchai Robin Gasoline Engine Co., Ltd.

2002 Robin mini four-cycle engine EH035 launched



1997 Incinerated waste ash resource plant developed with three companies, including Ogihara Ecology
- First Fuswton system delivered to JR East Head Office
- Separation system (beverage container recycling plant) delivered to a company in Katori, Chiba

1998 Transportation & Ecology Systems Division receives ISO 9001 certification for quality management and quality assurance

1999 Utsunomiya Manufacturing Division receives ISO 14001 environmental management systems certification

2000 Fuswton receives Location Bureau Chief Award from Ministry of International Trade and Industry for recycling system technology

2001 Cumulative production of Fuji Mighty sanitation truck hits 50,000 units

2002 CVSR (Convenience Store Recycler) developed Pre-treatment system of separate organic content developed

1999 Unmanned "Robo-cleaner" introduced

2002 Wind Turbine Generator System received Fiscal 2001 New Energy Award, the Director-General of the Agency of Natural Resources and Energy Prize and the 2001-2002 Good Design Award



1997 Non-step large route bus developed; delivered to Tokyo Metropolitan government and Osaka City

1998 New gable-type prefabricated minihouse introduced
- First articulated bus for use as a route bus introduced

1999 CNG non-step large route bus developed and introduced with Tokyo Metropolitan government and Osaka City

2000 Care room "Tender-family" introduced
- Bus Manufacturing & House Prefabricating Division receives ISO 9001 certification for quality management and quality assurance

2000 Full-model changes and introduction of large-sightseeing buses

2001 Agreement signed with China's Tong Fong Hangzhow Motors to provide technological support on bus bodies

2002 Announcement of withdrawl from bus body and railway car business within 2002 (Bus/Transportation)

2003 Withdrawal from bus and transportation (rail car) business



Aerospace Company



1953 Licensed production of the T-34A Mentor trainer commences
1958 Successful first flight of Japanese-made T-1 jet trainer test plane
1961 Prototype of YS-11 twin turboprop airliner, for which FHI supplied the empennage and main wing beams, completed
1963 Manufacture of UH-1B turbine helicopter begun
1965 Aero Subaru FA-200, the first light airplane to be made in postwar Japan, successfully test-flown
1969 Utsunomiya Manufacturing Division Aircraft Plant completed
1978 Contract received from Boeing Commercial Airplane Group for the manufacture of Boeing 767 components
1982 FHI becomes prime contractor for AH-1S antitank helicopter
1991 Agreement reached with Boeing providing for FHI's participation in development of Boeing 777
1992 Utsunomiya 2nd Plant completed and operations begin
- Boeing 777 assembly plant (Handa Plant) commences operation

1996 Successful first flight of high-performance large remote-piloted RPH2 helicopter
- Successful first flight of FHI-developed new-model helicopter main rotor system Fuji bearingless rotor (FBR)
- Successful first flight and automated landing of ALFLEX, small-scale automated landing experimental vehicle of HOPE, the H-II Orbiting Plane being developed by the National Space Development Agency of Japan (NASDA)

Industrial Products Company


3.5

1956 KD11 model announced
Robin mark adopted for the trademark and registered in July 1960
1960 Robin Tractor T-4 model introduced
1968 Production of EY18 Robin engine, mainly for construction equipment, begins
- Export of engines for Polaris snowmobiles in U.S. commences

1971 Robin engine export contract signed with Wisconsin Motor of Teledyne, Inc., of the United States
1975 Export of Robin RG series generators begins
1980 EY15-20 launched
1983 Subaru SG500, the lightest domestic generator for its output, launched
1992 Subaru SGV series generators with OHV engine introduced
1993 Robin America, Inc., sales company established in U.S.
1994 Local U.S. production subsidiary, Robin Manufacturing U.S.A., Inc., established through merger with Polaris Industries

Eco Technologies Company



1955 Official designation as a diesel railcar maker received from Japan National Railways (JNR)
1960 First Hatsukari diesel express passenger cars completed
1962 Manufacture of LP-101 Roadpacker begun using technologies from U.S.-based Gawaado Corp.
1964 Technological alliance signed on trailers with West Germany's Karlkesboler
1973 Factory exclusively for the production of Fuji Mighty sanitation trucks completed
1974 Specialized catenary maintenance car developed for use on the Tokaido Shinkansen bullet train line
1975 Practicality of new KRT transportation system demonstrated at Okinawa Marine Expo
1979 Ohzora (Kiha 183-type) express railcars for Hokkaido completed and delivered
1982 LE-car, a diesel-engine railway bus, introduced
1989 Three of the world's first pendulum-type diesel express cars delivered to JR Shikoku
1993 Operational testing of Fuswton automated waste management system for high-rises gets under way

Others



1949 Japan's first frameless rear-engine bus, Fuji, completed (Fuji Sangyo Co., Ltd.)
1956 Japan's first air-suspension bus completed and delivered to JNR
1969 Tomei Highway Bus 1 delivered to JNR
1971 Prefabricated unit houses introduced
1977 R1-type full-decker bus launched
1980 R3-type full-decker bus completed
1983 Prototype of first Japanese-made double-decker bus completed
1984 Minihouse developed; launched in March as Fuji Minihouse
- FHI's first articulated bus completed; 100 units employed at the Tsukuba '85 Science Expo

1987 Astetope sight-seeing bus developed in cooperation with Volvo Bus Corporation
1994 Low-pollution CNG buses delivered to Tokyo Metropolitan government and other customers
1996 One-step ultra-low floor compact route bus introduced, the first in its class


LEGACY

FUJI HEAVY INDUSTRIES LTD.
Subaru Building, 7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan

http://www.fhi.co.jp/english/


PRINTED WITH
SOY INK

Printed on recycled paper in Japan